

2018

ANNUAL MEETING AND PROXY STATEMENT



COVER PHOTO: HAYDEN RESEARCH CAMPUS
GREATER BOSTON, MA
LIFE SCIENCE

LETTER FROM OUR BOARD OF DIRECTORS

DEAR STOCKHOLDERS,

2017 marked another year of transformational progress at HCP as we applied our experience and focus to build a stronger company with a revitalized and high-quality portfolio mix, and an improving investment-grade balance sheet. During 2017, we recycled $2.2 billion of capital from non-core asset dispositions to help fund $0.6 billion of acquisitions of high-quality assets, $0.3 billion of funding for our life science, medical office building and senior housing development and redevelopment platforms, and $1.4 billion of existing debt repayment, eliminating all significant debt maturities until 2019. HCP has come a long way in the past couple years towards repositioning and optimizing its portfolio and balance sheet. With the opportunities seized and actions taken in 2017, we believe HCP is poised to continue executing on its plans to create long-term stockholder value.

Corporate Governance Changes Led by Stockholder Feedback

We engaged with our investors on corporate governance best practices and trends, meeting with over 200 investors in 2017 in one-on-one and group meetings, conferences and property tours. In response to investor feedback on governance matters, we strengthened accountability to stockholders by adopting a majority vote standard for stockholder bylaw amendments and opting out of the provisions of the Maryland Unsolicited Takeovers Act, or MUTA, that would allow us to stagger the Board without stockholder approval. Additionally, we are evaluating the ideal size, roles, diversity and desired experience for the Board going forward. We have retained a national search firm to assist in identifying and evaluating potential director candidates with diverse backgrounds and perspectives.

Paying for Performance

Refinements to our executive compensation program over the past several years created significant pay-for-performance alignment in 2017. Our short-term incentive plan, or STIP, payouts for 2017 reflect our overall strong operating performance and balance sheet metrics in 2017. Although payouts for our long-term incentive plan, or LTIP, awards in 2017 will not be measured until the end of 2019, if our relative total stockholder return, or TSR, does not improve over the balance of the performance period above 2017 results, the performance-based portion of these awards will be forfeited. 2018 refinements include expanding the number of executives subject to the STIP and LTIP, adopting a 1-year minimum vesting period for equity awards and further refining our STIP metrics.

Leadership Changes

Michael D. McKee stepped down from his role as our Executive Chairman in March 2018 and will be retiring from the Board at the 2018 Annual Meeting of Stockholders. Since 1989, Mr. McKee has served HCP in various important roles, including Lead Director, Chairman of the Board, Executive Chairman and CEO. His many contributions to HCP will be enduring.

We are excited about the talent and experience our new senior leaders bring to HCP's management team. Our new executive officers complement our experienced leaders who have been promoted from within HCP, which we believe establishes a strong and balanced management team going forward. We are confident in management's ability to execute on our near- and long-term strategies for value creation and dividend income.

Continued Sustainability Leadership

Sustainability initiatives are a critical component of our corporate responsibility. We seek to undertake initiatives that increase stockholder value. This year we will publish our seventh annual Sustainability Report, which is prepared in accordance with the Global Reporting Initiative (GRI) standards. In 2017, we received numerous awards for our sustainability efforts, including constituency in the North America Dow Jones Sustainability Index for a fifth consecutive year and being named a 2017 ENERGY STAR Partner of the Year for achievements in energy efficiency.

Looking Ahead

We continue to focus our operating and investment strategies on three components that we believe are key to generating sustainable stockholder returns: (i) continued improvement of portfolio quality and mix; (ii) maintaining a strong balance sheet; and (iii) growing cash flow and dividends. We are excited about HCP's future and believe we are well-positioned for long-term growth. We hope that you will attend our Annual Meeting of Stockholders to hear first-hand about our performance and future plans. Thank you for your continued support.



Thomas M. Herzog
President and CEO, Director

David B. Henry
Independent Chairman

Brian G. Cartwright
Independent Director

Christine N. Garvey
Independent Director

James P. Hoffmann
Independent Director

Michael D. McKee
Director

Peter L. Rhein
Independent Director

Joseph P. Sullivan
Independent Director

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

ANNUAL MEETING PROPOSALS

01 ELECTION
of the six director nominees named in this proxy statement

Your Board recommends a vote **FOR** each director nominee

See page 13

02 RATIFICATION
of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018

Your Board recommends a vote **FOR** this proposal

See page 31

03 APPROVAL
on an advisory basis, of our 2017 executive compensation

Your Board recommends a vote **FOR** this proposal

See page 36

Other business will be transacted as may properly come before the 2018 annual meeting of stockholders and any adjournment or postponement thereof (the "Annual Meeting").

LOGISTICS


Date and Time
Thursday, April 26, 2018
9:30 a.m. Pacific Time


Place
The Westin South Coast Plaza
686 Anton Boulevard
Costa Mesa, California 92626


Record Date
Wednesday,
March 7, 2018


Mailing Date
These proxy materials are first being mailed or made available to stockholders on or about March 16, 2018.

PROXY VOTING

Please submit your proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the Annual Meeting, even if you plan to attend the meeting. If you later vote in person at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

HOW TO VOTE - STOCKHOLDERS OF RECORD


By Internet
Visit 24/7
www.proxyvote.com


By Telephone
Dial toll-free 24/7
1-800-690-6903


By Mobile Device
Scan this QR Code



By Mail
Complete your proxy card and cast your vote by free post

HOW TO VOTE - BENEFICIAL OWNERS

If you own shares registered in the name of a broker, bank or other nominee, please follow the instructions they provide on how to vote your shares. To vote your shares in person at the Annual Meeting, contact your broker, bank or other nominee to obtain a legal proxy giving you the right to vote the shares at the Annual Meeting, and bring this legal proxy to the Annual Meeting to demonstrate your authority to vote.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President,
General Counsel and Corporate Secretary

Irvine, California
March 16, 2018

Important Notice Regarding Internet Availability of Proxy Materials
This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 ("Annual Report"), are available on the Internet at *www.proxyvote.com*. You can also view these materials at *www.proxyvote.com* by using the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

PROXY SUMMARY

COMPANY HIGHLIGHTS

2017 was a transformative year for us, with our leadership team successfully delivering on our clearly articulated strategic goals. We believe we have one of the best portfolios in the healthcare real estate sector and will continue to focus on improving the quality of our cash flow through operational excellence, proactive capital recycling, accretive acquisitions, development and redevelopment activity, and investments in sustainability initiatives.

2017 BUSINESS HIGHLIGHTS

$1.95
Achieved funds from operations ("FFO") as adjusted per share of $1.95

3.4%
Total SPP cash net operating income ("NOI") growth of 3.4%

$562m
Closed $562 million of acquisitions

4.1m
Executed 4.1 million sq. ft. of medical office and life science leasing

$1.4b
Enhanced financial position with $1.4 billion of debt repayments

$2.2b
Generated $2.2 billion from non-core asset dispositions

FFO as adjusted and cash NOI are non-GAAP financial measures. For definitions of and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures, see the section titled "Non-GAAP Financial Measures" in our Annual Report.

WHAT DIFFERENTIATES HCP

✓ **High-quality, 95% private-pay portfolio** with a balanced emphasis on **Medical Office, Life Science and Senior Housing** real estate

✓ **Over 50% of cash NOI from specialty office** which includes primarily on-campus Medical Office portfolio and premier Life Science properties

✓ **~40% of cash NOI from a diversified senior housing portfolio** with a balanced mix of well-covered triple-net leases and operating properties

✓ **$1 billion** development and redevelopment pipeline with an **additional 1.6 million square feet of entitlements**

✓ Investment grade balance sheet with ample liquidity and **no significant debt maturities until 2019**

✓ Global leader in **sustainability**

As Baby Boomers age, they will seek...



PARKER ADVENTIST · DENVER, CO

 **Medical Office**

Outpatient services and specialist doctor visits performed more efficiently in a medical office setting



THE COVE AT OYSTER POINT · SOUTH SAN FRANCISCO, CA

 **Life Science**

New and innovative drugs, treatments and healthcare devices, which will be serviced by our life science portfolios



SOLANA PRESERVE VINTAGE PARK · HOUSTON, TX

 **Senior Housing**

Senior housing communities offering social activities, daily living assistance and coordination with outside healthcare providers



FREEDOM POINTE, THE VILLAGES, FL, SENIOR HOUSING

MANAGEMENT TEAM UPDATES

Working collectively with our Board of Directors ("Board") and under its oversight, we successfully navigated changes in our senior management team over the past several years.

▶ 2016

- Troy McHenry was promoted to Executive Vice President and General Counsel

▶ 2017

- Tom Herzog was promoted to President and Chief Executive Officer
- Tom Klaritch was promoted to Executive Vice President and Chief Operating Officer
- Pete Scott joined us as our Executive Vice President and Chief Financial Officer
- Kendall Young was appointed as our Senior Managing Director – Senior Housing Properties
- Shawn Johnston joined us as our Senior Vice President and Chief Accounting Officer
- Glenn Preston was named the head of Medical Office Buildings

▶ 2018

- Scott Brinker joined us as our Executive Vice President and Chief Investment Officer

WE STRIVE TO BE RECOGNIZED IN OUR INDUSTRY FOR OUR:

$ Predominantly private-pay portfolio in three key segments of Medical Office, Life Science and Senior Housing

📝   Investment plan emphasizing prudent capital allocation and accretive growth objectives

📈   Manage our balance sheet to Baa1/BBB+ credit metrics over time

🏅   Best-in-class disclosures and transparency

PORTFOLIO TRANSFORMATION

Since 2016, we have been in the process of transforming our portfolio by, among other things, eliminating our investments in skilled-nursing facilities, mezzanine loan investments and international investments. We have also focused on increasing our tenant diversity and investing in high-quality medical office buildings ("MOBs") and life science assets. The chart below shows how far we have come since we embarked on our repositioning initiatives in 2016.

	HCP 3Q 2016	Targeted Pro Forma HCP[1]	What We Have Done
MOB and Life Science	29%	53%	Through our portfolio repositioning efforts, our MOBs and life science assets have become an even more significant part of our overall portfolio. Going forward, we will be further differentiated from our peers by having a more balanced and diversified portfolio.
% Private Pay	78%	95%	Our portfolio is focused on medical office, life science and senior housing. We believe all three of these segments will benefit from the growing demographic trends without exposure to the uncertainty of government reimbursement.
Top 3 Tenant Concentration	54%	31%	With our announced 2017 transactions, we intend to dramatically increase our tenant diversity by selling and transitioning certain senior housing assets to reduce the top three tenant concentration to approximately 31% of cash NOI.
Mezzanine Loan Investments	$719 million	$0	Highly leveraged mezzanine loans do not align with our long-term strategy of generating stable cash flows. As such, we exited these investments.
International Investments	$850 million	$0	After evaluating our U.K. portfolio in the context of the impact of Brexit and tax matters, we decided to actively market our U.K. assets for sale to focus upon the strong demographic opportunities in the U.S.

[1]   Target percentages represent 4Q 2017 cash NOI plus interest income adjusted to reflect (i) acquisitions and dispositions as if they occurred on the first day of the quarter, and (ii) the sale of (x) our remaining 40% interest in our RIDEA II joint venture, (y) our U.K. holdings and Tandem Health Care investment, and (z) four life science properties that were held for sale as of December 31, 2017. Also includes $3 million of anticipated quarterly stabilized cash NOI from our Hayden (life science asset) acquisition and stabilized cash NOI from Phase II of The Cove. Percentages also reflect assumed Brookdale Senior Living, Inc. asset sales and transitions expected to occur during 2018 (see our Annual Report for additional information).

PROXY HIGHLIGHTS

Our Board solicits your proxy for the Annual Meeting. This summary provides an overview of information contained in this proxy statement and does not contain all of the information that you should consider before voting. We encourage you to review the entire proxy statement before casting your vote.

Proposal 1

ELECTION OF SIX DIRECTORS

 Our Board unanimously recommends a vote **FOR** each of the six director nominees

- Our Board believes that the six director nominees have the qualifications to provide effective leadership, oversight and guidance.
- All but one of our six director nominees (our CEO) are independent.
- All candidates are highly successful professionals with relevant skills and experience.

▶ See pages **13-30** for more information

OUR DIRECTOR NOMINEES

Our Board has a breadth of experience as well as diversity in perspective and background. We believe the range of tenures of our director nominees creates a synergy between institutional knowledge and new viewpoints.

HCP DIRECTOR NOMINEE TENURE

 2 newer directors (1-5 years)

 3 mid-range directors (6-15 years)

 1 long-term director (greater than 15 years)



AURORA TIMBER RIDGE, AURORA, CO, MEDICAL OFFICE

The table below summarizes some of the qualifications, skills and experience of our director nominees that led our Board to conclude that the nominees are qualified to serve on our Board. For a discussion of these qualifications and why they are important to our Board, see "Proposal No. 1: Election of Directors—Director Qualifications, Skills and Experience."

	COMMITTEES				EXPERIENCE							
DIRECTOR NOMINEES	Audit	Compensation	Governance	Finance	Risk Oversight/ Management	REIT/Real Estate Experience	Public Company Executive	Public Company Board/Committee	Financial Expertise/ Literacy	Legal/Regulatory	Healthcare Industry	Investment Expertise
THOMAS M. HERZOG President and CEO, HCP, Inc. Age: 55 Director Since 2017					✓	✓	✓	✓	✓		✓	✓
DAVID B. HENRY Independent Independent Chairman of the Board, HCP, Inc. Former Vice Chairman & CEO, Kimco Realty Corporation Age: 69 Director Since 2004		●	Chair		✓	✓	✓	✓	✓			✓
BRIAN G. CARTWRIGHT Independent Former General Counsel, SEC Age: 70 Director Since 2013	Chair			●	✓			✓	✓	✓		✓
CHRISTINE N. GARVEY Independent Former Global Head of Corporate Real Estate Services, Deutsche Bank AG Age: 72 Director Since 2007	●	Chair	●		✓	✓	✓	✓	✓	✓		✓
PETER L. RHEIN Independent Partner, Sarlot & Rhein Age: 76 Director Since 1985	●	●			✓	✓	✓	✓	✓			✓
JOSEPH P. SULLIVAN Independent Chairman Emeritus, Board of Advisors, RAND Health Former CEO, American Health Properties, Inc. Age: 75 Director Since 2004		●		Chair	✓	✓	✓	✓	✓	✓	✓	✓

CORPORATE GOVERNANCE HIGHLIGHTS

ACTIVE AND ENGAGED BOARD – SELECTED ACTIONS IN RECENT YEARS

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. Based on investor feedback on governance practices, along with our ongoing evaluation of best practices, we have made a number of governance and disclosure enhancements in recent years.

2018

- Appointed an independent Chairman of the Board
- Launched a director search process to enhance the diversity and skills of our Board
- Adopted a 1-year minimum vesting period for equity awards

2017

- Opted out of provisions of the Maryland Unsolicited Takeovers Act ("MUTA") that would allow a staggered board without stockholder approval
- Adopted majority voting standard for stockholder bylaw amendments
- Amended Nominating and Corporate Governance Committee ("Governance Committee") charter to better reflect our Board's commitment to identifying diverse director candidates
- Adopted a written Related Person Transactions Policy to formalize our policies on identifying, evaluating and approving related person transactions

2016

- Appointed a Lead Independent Director of the Board to work alongside the Executive Chairman
- Revised Board committee composition in connection with the establishment of a standing Finance Committee
- Expanded proxy access (3%, three years, two nominees or 20% of our Board, group of up to 25 stockholders)
- Eliminated new executive employment agreements
- Enhanced financial disclosure transparency and clarity

2015

- Adopted proxy access (permitting eligible stockholders to include director nominees in the Company's proxy materials)
- Increased stock ownership guidelines for named executive officers ("NEOs") from three to six times base salary and 10 times base salary for the CEO
- Revised Board committee composition to introduce new and diverse perspectives and ensure an appropriate balance of workloads



UNIVERSITY CENTER WEST, SAN DIEGO, CA, LIFE SCIENCE

OTHER CORPORATE GOVERNANCE PRACTICES

✓ All of our Director Nominees, other than our CEO, are Independent

✓ Three New Directors in Five Years

✓ Independent Chairman Separate from CEO Role

✓ Annual Election of Directors with Majority Voting Standard

✓ Annual Board and Committee Self-Evaluations

✓ Board Orientation and Continuing Education Program

✓ Systematic Board Risk Oversight Process

✓ Codes of Conduct for Directors, Employees and Vendors

✓ Award-Winning Commitment to Sustainability

✓ 7th Annual Global Reporting Initiative Sustainability Report

✓ Anti-Hedging, Anti-Pledging and Clawback Policies

✓ Robust Executive and Director Stock Ownership Guidelines

Proposal
2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2018

 Our Board unanimously recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2018

- Significant industry and financial reporting expertise.
- Our Audit Committee has considered the independence and qualifications of Deloitte & Touche LLP ("Deloitte") in connection with this proposal and has determined that the retention of Deloitte continues to be in the best interests of HCP.

▶ See pages **31-33** for more information

Proposal
3

APPROVAL, ON AN ADVISORY BASIS, OF 2017 EXECUTIVE COMPENSATION

 Our Board unanimously recommends a vote **FOR** approval, on an advisory basis, of our 2017 executive compensation

- Independent oversight by Compensation Committee with the assistance of an independent consultant.
- Executive compensation plan structured to align with our corporate strategy and stockholder return.
- Pay-for-performance alignment reflecting above-Target short-term incentive plan ("STIP") payouts for strong overall 2017 operational performance and projected complete forfeiture of 2017 performance-based long-term incentive plan ("LTIP") awards based on total stockholder return ("TSR") underperformance in 2017 relative to peers.

▶ See pages **36-53** for more information

COMPENSATION HIGHLIGHTS

EXECUTIVE COMPENSATION PROGRAM

In response to feedback from our stockholder say-on-pay votes and our extensive investor outreach program, and as a result of proactive internal efforts, we have established an executive compensation program consistent with evolving best practices. We compensate our NEOs using the following three elements of pay:

87.5%
CEO At Risk Performance-Based Pay

Element	Form	Metrics and Weighting
Base Salary	Fixed Cash	Base level of competitive cash to attract and retain executive talent
Annual Incentive Award	Performance Based Cash	**65%** Company performance metrics (quantitative results) to align compensation with strategic goals
		35% individual performance (qualitative results), subject to a normalized FFO per share performance hurdle, to reward individual initiative and achievement
Long-Term Incentive Award	Performance Stock Units	**60%** 3-year cliff vesting based on TSR performance relative to FTSE NAREIT Equity Healthcare Index (40%) and S&P 500 REIT Index (20%) to align compensation with stockholder return and retain our executives
	Restricted Stock Units	**40%** 3-year annual vesting, subject to a 1-year normalized FFO per share performance hurdle, to retain our executives

2017 Pay for Performance Alignment

Our 2017 executive compensation awards reflect our commitment to aligning pay with performance. Only base salary is guaranteed. Short-term incentive awards remain at risk until year-end corporate performance and individual achievements are assessed by our Compensation Committee. Long-term incentive awards based on TSR performance remain at risk until the end of the 3-year performance period, and retentive long-term incentive awards with 3-year annual vesting are earned only upon achieving a minimum normalized FFO per share threshold in the year of grant. An executive who voluntarily leaves the Company without good reason forfeits all unvested awards. Our Compensation Committee intends that the target performance hurdles will have a substantial possibility of not being achieved, so that NEOs have a meaningful incentive to drive Company performance.

The following chart shows 2017 compensation targets for our CEO and our other NEOs (on an aggregate basis), as well as actual compensation received versus compensation remaining at risk.

FISCAL 2017 DIRECT COMPENSATION
(in thousands)



(1) Excludes Scott A. Anderson due to mid-year termination. Includes Peter A. Scott's initial equity award in connection with his initial employment; excludes Mr. Scott's mid-year make-whole equity award.

(2) Reflects earned 2017 base salary, actual 2017 STIP payment, and entire value of the retentive long-term incentive award (based on grant date fair value) that vests annually over 3 years beginning in February 2018, as the entire amount of such award is eligible to vest, subject to the NEO's continued employment, based on satisfaction of the minimum normalized FFO per share threshold for 2017. No amount is included for the 2017 TSR long-term incentive award as it is currently projected, based on the Company's 2017 TSR performance, that the entire award will be forfeited.

(3) Target amounts reflect base salary as of December 31, 2017. Projected amounts reflect 2017 earned base salaries, which are prorated for Mr. Scott (mid-year hire) and Mr. Klaritch (mid-year promotion).

CONSISTENTLY POSITIVE SAY-ON-PAY RESULTS

Our Compensation Committee considers our annual say-on-pay vote results in evaluating our executive compensation program. We retain an open line of communication with our investors on our compensation practices and have consistently received high say-on-pay approval percentages.

STOCKHOLDER APPROVAL TRACK RECORD

Three consecutive years of 90%+ stockholder approval of executive compensation

94.8%

3-Year Average Stockholder Support

COMPENSATION PRACTICES AT A GLANCE



Stockholder-friendly practices WE FOLLOW

✓ **Align short-term pay and performance** by generally linking 65% of STIP compensation to quantitative performance hurdles

✓ **Align long-term pay and performance** by generally linking 60% of LTIP compensation to 3-year relative TSR

✓ **Promote executive officer retention** with 40% of LTIP compensation subject to 3-year vesting

✓ **Cap payouts and vesting levels for awards** under our STIP and LTIP

✓ **Provide standardized severance and change-in-control benefits** for similarly situated executives

✓ **Maintain robust stock ownership guidelines**

✓ **Maintain a clawback policy**

✓ **Conduct annual compensation risk assessments**

✓ **Compensation Committee comprised solely of independent directors**

✓ Use of an **independent compensation consultant**



Stockholder-unfriendly practices WE AVOID

✗ **Employment agreements**

✗ **Guaranteed cash incentives, equity compensation or salary increases** for existing NEOs

✗ **Benchmark target compensation above the median of our comparative peer group**

✗ **Stock option awards to NEOs**

✗ **Change-in-control tax gross ups**

✗ **Allow pledging of our securities** by directors, officers or employees

✗ **Allow hedging or derivative transactions involving our securities** by directors, officers, employees or other insiders

✗ **"Single-trigger"** change in control payments

✗ **Excessive perquisites** or other benefits

✗ **Repricing or buyouts** of underwater stock options

✗ **Equity plan evergreen provisions**

✗ **Equity awards with less than 1-year vesting**



MEMORIAL HERMANN - THE WOODLANDS, HOUSTON, TX, MEDICAL OFFICE

SUSTAINABILITY HIGHLIGHTS

We believe that sustainability initiatives are a vital part of corporate responsibility, which support our primary goal of increasing stockholder value through earnings growth. We focus on achieving goals that will benefit all of our stakeholders in each of the Environmental, Social and Governance ("ESG") dimensions of sustainability. Our environmental programs capture cost efficiencies and conserve natural resources, and our social initiatives focus on local philanthropic and volunteer activities. Our transparent governance initiatives incorporate sustainability as a critical component of achieving our business objectives and properly managing risks.

Energy and resource efficiency is essential for our properties, and we develop new properties with sustainability in mind. At existing properties, we consistently implement environmental efficiency projects to upgrade, replace or retrofit inefficient equipment such as HVACs, chillers, lighting and reflective rooftops. In 2016, we completed 363 emissions reduction projects, saving an estimated 5,782 metric tonnes of CO_2 and reducing our energy and greenhouse gas ("GHG") emissions by 3.1% and 4.1%, respectively, as compared to 2015. Results for 2017 will be published in our 2017 Sustainability Report.

3.1%
Energy Reduction

4.1%
GHG Emissions Reduction

We use the ENERGY STAR benchmarking program to track facility performance, and those that operate among the top 25% of similar facilities earn certification from the Environmental Protection Agency for superior energy performance. ENERGY STAR certified buildings cost less to operate, use less energy, and can command higher rents and sale prices, among other benefits. As of December 31, 2017, we had received 216 ENERGY STAR certifications.

Additionally, we strive for green building accreditation when developing or acquiring a new property. The U.S. Green Building Council's LEED® green building program is the preeminent program for the design, construction, maintenance and operation of high-performance green buildings. We use the LEED framework to develop and operate highly-efficient and cost-saving green buildings. We currently own over 1,700,000 square feet of LEED certified properties, and are awaiting certification on another nearly 600,000 square feet of assets.

216
ENERGY STAR
Certifications



1.7
Million Sq Ft
LEED Certified Assets



LEED®—an acronym for Leadership in Energy and Environmental Design™—and its related logo are trademarks owned by the U.S. Green Building Council® and are used with permission. Learn more at *www.usgbc.org/LEED*.

Our ESG initiatives have earned us many accolades, and we are committed to continuing our leadership in our industry. For additional information regarding our ESG sustainability initiatives, please visit our website at *www.hcpi.com/sustainability*.

AWARDS AND RECOGNITION

ENERGY STAR Partner of the Year



Named an ENERGY STAR Partner of the Year by the Environmental Protection Agency for outstanding efforts to improve energy efficiency at our properties.

DJSI Series Constituent (N. America and World Indices)



The annual DJSI Assessment is an integrated measurement of ESG criteria with a strong focus on long-term shareholder value. Companies scoring in the top 20% (N. America) and 10% (World) are included in the series.

GRESB Green Star Recipient



The Global Real Estate Sustainability Benchmark facilitates an investor driven assessment of ESG performance. A Green Star designation is earned for outstanding scores in ESG implementation and measurement.

The Sustainability Yearbook Constituent



The Sustainability Yearbook features the most sustainable companies in the world. Companies scoring in the top 15% in each industry on the annual DJSI Assessment are named to the Yearbook.

FTSE4Good Index Series Constituent



The FTSE4Good Index Series identifies companies that meet globally recognized corporate responsibility standards. An annual ESG Rating of at least 2.7 (out of 5) must be maintained to remain a constituent of the series.

CDP Leadership Band Constituent



CDP publishes the environmental data of companies on behalf of more than 800 investors through its annual Investor Survey. Companies scoring an A- or above are named to the Leadership Band.

THE COVE AT OYSTER POINT

SOUTH SAN FRANCISCO, CA
LIFE SCIENCE






PROPOSAL NO. 1: ELECTION OF DIRECTORS

Based on the recommendations of our Governance Committee, our Board has nominated the six directors identified on the following pages for election at the Annual Meeting to serve until the 2019 annual meeting of stockholders and until their respective successors are elected and qualified or until their death, resignation or removal. All of the nominees are current directors of the Company. Each agreed to be named in this proxy statement and to serve, if elected.

Michael D. McKee, currently a member of our Board, will be retiring from our Board at the Annual Meeting. In addition, James P. Hoffmann is not being nominated for reelection at the Annual Meeting. We thank them both for their years of service to HCP. As a result of the foregoing, stockholders may vote only with respect to the six director nominees named in this proxy statement.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee is unable or unwilling for good cause to serve, the proxy holders may vote their shares for a substitute nominee or for the balance of our Board, leaving a vacancy, unless our Board chooses to reduce the number of directors serving on our Board.

 Our Board unanimously recommends a vote **FOR** each of the six director nominees

MAJORITY VOTING FOR DIRECTORS AND DIRECTOR RESIGNATION POLICY

Consistent with corporate governance best practices, our majority voting standard for director elections requires that a director nominee in an uncontested election receive a majority of the votes cast with respect to his or her election at the Annual Meeting (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee) to be elected to our Board. Our Board believes that the majority vote standard in uncontested elections strengthens the director nomination process and enhances director accountability.

We also have a director resignation policy in our Bylaws, which requires any nominee who fails to receive a majority of votes cast in an uncontested election to promptly submit his or her resignation. Our Governance Committee would then consider the resignation and make a recommendation to our Board on whether to accept it or whether other action should be taken. Our Board would then act on the resignation, taking into account the Committee's recommendation, and would publicly disclose its decision, along with the rationale for such decision, within 90 days of certification of the election results. We believe this process provides critical accountability to stockholders.

DIRECTOR QUALIFICATIONS, SKILLS AND EXPERIENCE

Our Governance Committee has determined that each of our director nominees possesses the qualifications, skills and experience to effectively oversee the Company's long-term business strategy.

CORE COMPETENCIES
Our Board believes that all directors should possess certain core qualities that ensure their fitness to lead the Company, as described below.

STRATEGIC OVERSIGHT experience is essential to guiding our long-term business strategy.

STOCKHOLDER ADVOCACY supports our goals of strong Board and management accountability and protection of stockholders' interests.

LEADERSHIP experience is important for driving positive change and developing leadership qualities in others.

INTEGRITY AND ETHICS are paramount for ensuring the sound operation of the Company.



100%	100%	100%	100%
Strategic Oversight	Stockholder Advocacy	Leadership	Integrity and Ethics
6	6	6	6

ADDITIONAL QUALIFICATIONS

In addition to the core competencies noted above, our Board believes that the Company will be best served by directors with a wide array of talents and perspectives to drive innovation, promote critical thinking and enhance discussion. Each of the following additional qualifications meaningfully adds to our Board's depth.

RISK OVERSIGHT/MANAGEMENT experience is critical to our Board's role in overseeing the risks facing the Company.

REIT/REAL ESTATE EXPERIENCE is helpful for understanding the Company's strengths and challenges specific to the real estate investment trust ("REIT") and real estate industries.

PUBLIC COMPANY EXECUTIVE experience supports our management team through relevant advice and leadership.

PUBLIC COMPANY BOARD/COMMITTEE experience provides essential comparison points for operations and governance.

FINANCIAL EXPERTISE/LITERACY is valuable in understanding and overseeing our financial reporting and internal controls.

LEGAL/REGULATORY experience is relevant for ensuring oversight of management's compliance with U.S. Securities and Exchange Commission ("SEC"), New York Stock Exchange ("NYSE") and other regulatory requirements.

HEALTHCARE INDUSTRY experience is important for understanding the Company's strengths and challenges specific to the healthcare industry.

INVESTMENT EXPERTISE is important in evaluating our assets and portfolio as a whole.



100%	83%	83%	100%	100%	50%	33%	100%
Risk Oversight/ Management	REIT/Real Estate Experience	Public Company Executive	Public Company Board/Committee	Financial Expertise/Literacy	Legal/ Regulatory	Healthcare Industry	Investment Expertise
6	5	5	6	6	3	2	6

> **NEW** **In early 2018, our Board engaged an independent professional search firm to assist in identifying and evaluating diverse director candidates. Our Governance Committee considers diversity in gender, age, ethnicity, national origin, and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspective on the Board as a whole, when identifying and selecting nominees. We look forward to adding new perspectives and skills to our Board.**

DIRECTOR NOMINEES



THOMAS M. HERZOG
Age: 55
Director Since: 2017
President and CEO, Director

HCP Committees: None



DAVID B. HENRY
Age: 69
Director Since: 2004
Independent Chairman of the Board

HCP Committees:
• Compensation
• Governance (Chair)

QUALIFICATIONS

Mr. Herzog brings to our Board key executive experience in the REIT industry, with vast leadership experience as a senior executive at two other publicly held REITs. His knowledge of the Company's daily operations as our President and Chief Executive Officer and former Chief Financial Officer, an extensive background in corporate finance, accounting and financial reporting, leadership ability and an industry-wide perspective all contribute to the leadership, implementation and execution of our business strategy.

QUALIFICATIONS

Mr. Henry's substantial real estate investment experience gained from his management of real estate investments for significant public companies for more than 30 years, most recently as the former CEO and vice chairman of a publicly traded REIT, provides our Board with a comprehensive understanding of the REIT industry and valuable insight as our independent Chairman, Chair of our Governance Committee and a member of our Compensation Committee.

PROFESSIONAL EXPERIENCE

• HCP's President and Chief Executive Officer and a member of the Board since January 2017. Executive Vice President and Chief Financial Officer from June 2016 to December 2016. Chief Financial Officer from April 2009 to May 2011.
• Chief Financial Officer of UDR, Inc. (NYSE: UDR), a multifamily REIT, from January 2013 to June 2016.
• Chief Financial Officer at Apartment Investment and Management Company (NYSE: AIV), a multifamily REIT, from 2005 to 2009 and Chief Accounting Officer from 2004 to 2005.
• Chief Accounting Officer & Global Controller and Finance Technical Advisor roles for GE Real Estate from 2000 to 2004.
• Deloitte & Touche LLP audit department for 10 years, including a 2-year national office assignment in the real estate group.

PROFESSIONAL EXPERIENCE

• Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM), a REIT, from November 2009 and Vice Chairman from May 2001, until his retirement from both positions in January 2016. President from November 2008 to August 2014.
• Senior Vice President and Chief Investment Officer of GE Capital Real Estate and Chairman of GE Capital Investment Advisors from 1978 to 2001.
• Director of Fairfield County Bank, a private Connecticut mutual savings bank, and Starwood Real Estate Income Trust, a non-traded REIT.
• Serves on the real estate advisory boards of Baruch College, Alto Real Estate Funds and Shift Capital.
• Co-founder and director of Peaceable Street Capital, a private specialty finance company.
• Former Vice-Chairman of the Board of Governors, National Association of Real Estate Investment Trusts (NAREIT).
• Former member of the Executive Board of the Real Estate Roundtable.
• Former Trustee and Chairman of International Council of Shopping Centers (ICSC).

OTHER CURRENT PUBLIC COMPANY BOARDS

• Tier REIT, Inc. (NYSE: TIER)

OTHER CURRENT PUBLIC COMPANY BOARDS

• Tanger Factory Outlet Centers, Inc. (NYSE: SKT)
• Columbia Property Trust (NYSE: CXP)
• VEREIT, Inc. (NYSE: VER)



BRIAN G. CARTWRIGHT
Age: 70
Director Since: 2013
Independent Director

HCP Committees:
- Audit (Chair)
- Finance

QUALIFICATIONS

Mr. Cartwright brings to our Board unparalleled and distinguished corporate governance, regulatory and legal experience, having previously served as General Counsel for the SEC. His legal background and experience managing a large professional services firm provides our Board with considerable expertise regarding comprehensive issues faced by public companies. Additionally, Mr. Cartwright has extensive experience with accounting and auditing issues from his time with Latham & Watkins LLP and at the SEC, which he draws upon in his role as Chair of our Audit Committee. He also serves as a member of our Finance Committee.

PROFESSIONAL EXPERIENCE
- General Counsel of the U.S. Securities and Exchange Commission from 2006 to 2009.
- Senior Advisor at Patomak Global Partners, LLC, a regulatory consulting firm, since 2012.
- Senior Advisor at the law firm of Latham & Watkins LLP from 2009 to 2011. Partner, serving in various senior management positions, including as a member of its Executive Committee from 1988 to 2005.
- Law clerk to Associate Justice Sandra Day O'Connor, United States Supreme Court from 1981 to 1982.
- Member of the Board of Trustees of the Pacific Legal Foundation, a nonprofit provider of legal services, since 2012.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Investment Technology Group (NYSE: ITG)



CHRISTINE N. GARVEY
Age: 72
Director Since: 2007
Independent Director

HCP Committees:
- Audit
- Compensation (Chair)
- Governance

QUALIFICATIONS

Ms. Garvey brings to our Board significant operational expertise and a global business approach from her extensive executive real estate background. She also offers a valuable perspective gained through her service as a director and audit committee member of other NYSE-listed companies, which provides strategic insight in her role as Chair of our Compensation Committee and a member of our Audit and Governance Committees.

PROFESSIONAL EXPERIENCE
- Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004.
- Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. from 1999 to 2001.
- Group Executive Vice President at Bank of America from 1992 to 1998.
- Director of UnionBanCal Corporation since October 2007.
- Former Director at ProLogis, Inc. (NYSE: PLD), a REIT, and was a member of the Board of Trustees and the Board of Directors, respectively, of its predecessors, ProLogis (2005 to 2017) and Catellus Development Corporation (1995 to 2005).
- Former Director at MPG Office Trust, Inc., an office building REIT, from 2008 to 2013.
- Former Director at Hilton Hotels Corporation (NYSE: HLT), from 2005 to 2007.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Toll Brothers, Inc. (NYSE: TOL)



PETER L. RHEIN

Age: 76
Director Since: 1985
Independent Director

HCP Committees:
- Audit
- Compensation

QUALIFICATIONS

Mr. Rhein brings to our Board substantial real estate investment and development experience, and his current and prior service on the board of directors of other public companies offers valuable insight in his role as a member of our Audit and Compensation Committees. Having served on our Board since our initial public offering, his tenure provides a seasoned perspective to our Board, as well as an incomparable understanding of our history and culture.

PROFESSIONAL EXPERIENCE

- Partner of Sarlot and Rhein, a real estate investment partnership, since 1967.
- Member of the Management Committee of BBC Properties, LLC, a real estate investment and development company, since 2001.
- Served in various capacities at Wells Fargo Realty Advisors and its affiliates, from 1970 to 1984.
- Certified public accountant.
- Former Director and Chair of the Audit Committee of Oasis Residential, Inc., a publicly traded REIT, from 1993 to 1998.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Cohen & Steers, Inc. (NYSE: CNS)



JOSEPH P. SULLIVAN

Age: 75
Director Since: 2004
Independent Director

HCP Committees:
- Compensation
- Finance (Chair)

QUALIFICATIONS

Mr. Sullivan's executive experience combined with his extensive background in investment banking and the healthcare industry provides our Board with significant expertise relevant to HCP's business. Additionally, this experience provides valuable insight in his role as the Chair of our Finance Committee and a member of our Compensation Committee, as well as his service on the Pricing Committee during capital market transactions.

PROFESSIONAL EXPERIENCE

- Chairman Emeritus of the Board of Advisors of RAND Health since 2012 and Chairman from 2001 to 2012.
- Board of Advisors of the UCLA Medical Center since 1995.
- Chairman of the Board and Chief Executive Officer of Protocare, Inc., a healthcare clinical trials and consulting organization, from 2000 to 2003.
- Chairman of the Board, Chief Executive Officer and President of American Health Properties, Inc. from 1993 to 1999, when it was acquired by HCP.
- 20 years of investment banking experience with Goldman Sachs.
- Director at The Jazz Bakery, a nonprofit organization.
- Director at the University of Minnesota Law School.
- Former Director at Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) from 2003 until 2012.
- Former Director at CIGNA Corporation (NYSE: CI) from 2010 to 2015.
- Former Director at Covenant Care, Inc., a provider of long-term care services, from 2000 until 2006.
- Former Director at MPG Office Trust, Inc., an office building REIT, from 2009 to 2013.

OTHER CURRENT PUBLIC COMPANY BOARDS

- None

BOARD EVALUATIONS AND REFRESHMENT

Our Board conducts an annual self-assessment aimed at enhancing its effectiveness. Through evaluation, our directors review areas where they feel our Board functions effectively and, importantly, areas where our Board believes there are opportunities for improvement, including through Board refreshment. Evaluation topics include, among other things, our Board's composition and structure, responsibilities, processes, effectiveness and interaction with management.

2018 BOARD SELF-EVALUATION PROCESS

01 — Identify discussion topics
Our independent Chairman works with our General Counsel to identify relevant topics for discussion, which evolve from year-to-year. The topics incorporate feedback from investors and changes in corporate governance best practices.

02 — Independent consultants
In 2018, our independent Directors engaged two independent consultants to review and evaluate certain aspects of our Board's structure. Among other things, the consultants engaged with investors and interviewed our directors and management team to better assess our Board's composition.

03 — Private sessions of Independent Directors
The independent consultants reported their findings in an in-person executive session of the Independent Directors. Closed session discussions of the results of our Board self-evaluations are organized and facilitated by our independent Chairman.

04 — One-on-one discussions
Our independent Chairman, who is also the Chair of our Governance Committee, conducts one-on-one discussions with each director using the identified evaluation topics as guidelines. These candid conversations allow for direct and honest feedback on any aspect of our Board's operations.

05 — Committee discussions
The Chair of each committee leads a committee self-evaluation by conducting one-on-one discussions with each committee member, as well as a full committee discussion of performance. Each committee Chair reports the self-evaluation results to our Chairman.

06 — Reporting
Our independent Chairman presents the results of the evaluations to the full Board.

07 — Follow up
Policies, practices and the composition of our Board and its committees are modified, as determined appropriate, based on the evaluation findings. Specific action items for 2018 included appointing an independent Chairman of the Board and hiring an independent search firm to begin a search for director candidates with diverse backgrounds and experiences.

08 — Ongoing
Our directors are encouraged to convey feedback to our independent Chairman throughout the year. Good governance and monitoring is an ongoing process.

DIRECTOR SELECTION

IDENTIFYING AND EVALUATING DIRECTOR NOMINEE CANDIDATES

Our Governance Committee considers a variety of factors when reviewing potential nominees for our Board, including:

- Personal and professional integrity, ethics and values;
- Experience in our industry or relevant to our operations, such as real estate, REITs, healthcare or corporate finance;
- Experience with relevant policy concerns;
- Experience as a board member of other public companies;
- The ability and willingness to commit adequate time to our Board and its committee matters;
- Experience in corporate management, such as serving as an officer or former officer of a publicly held company;
- Whether the individual's skills and personality relative to those of the other members (and potential members) of our Board are likely to be conducive to building an effective, collegial and responsive Board;
- Academic expertise in an area of HCP's operations;
- Practical and mature business judgment; and
- Independence from us and lack of relationships with our other directors and employees.

Our Governance Committee considers potential director nominees recommended by various sources, including Board members, stockholders and senior management. The Committee may also hire a search firm. The Chair of the Committee, or a member designated by the Chair, is responsible for overseeing the search and interview process. The Committee will provide progress updates to our Board and will meet to consider and recommend final director candidates to the entire Board. Our Board then determines, taking into account the recommendation of the Committee, which candidates to nominate or elect to fill a vacancy.

In addition to the criteria noted above, our Governance Committee considers diversity in gender, age, ethnicity, national origin, and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspective on our Board as a whole, when identifying and selecting nominees. On an annual basis, as part of our Board's self-evaluation, our Board assesses whether its diversity, which it views as a critical component to its effectiveness, is appropriate.



DIVERSITY

NEW **In early 2018, our Board engaged an independent professional search firm to assist in identifying and evaluating diverse director candidates. We look forward to adding new perspectives and skills to our Board.**

NOMINEE INDEPENDENCE CONSIDERATIONS

Our Board has determined that all non-employee director nominees are independent according to NYSE listing standards and our Corporate Governance Guidelines. For a director to be considered independent under NYSE rules, the director must satisfy certain definitive tests, and our Board must affirmatively determine that the director has no direct or indirect material relationship with us. Our Board annually evaluates the independence of each non-employee director by considering any matters that could affect the director's ability to exercise independent judgment in carrying out the responsibilities of a director, including any transactions or relationships between the director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and management, on the other hand.

Based upon its most recent review, our Board has affirmatively determined that each of Ms. Garvey and Messrs. Cartwright, Henry, Hoffmann, Rhein and Sullivan is independent under the rules of the NYSE. We refer to these directors as the "Independent Directors." Our only non-independent director nominee is our President and CEO, Tom Herzog. In addition, our Board determined that Mr. McKee was not independent under the rules of the NYSE during his service on our Board in 2017 due to his employment as our Executive Chairman.

In making its director independence determinations, our Board considered Mr. Rhein's service as a non-employee director of Cohen & Steers, Inc., whose wholly owned subsidiary, Cohen & Steers Capital Management, Inc. ("CSCM"), manages mutual funds that in the aggregate owned approximately 3.72% of our common stock as of December 31, 2017. Our Board affirmatively determined that, because of the indirect nature of Mr. Rhein's relationship with CSCM and because he does not participate in the management or investment decisions of CSCM, he does not have a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).

STOCKHOLDER RECOMMENDATIONS AND NOMINATIONS

Our Governance Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chair of our Governance Committee, c/o HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the recommending stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to our Board at an annual meeting of stockholders. Stockholders who would like to recommend a candidate for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the annual meeting. In addition, our Bylaws permit stockholders to nominate director candidates for election to our Board at an annual meeting of stockholders, including through the use of our proxy access option described below. For a description of the process for nominating directors in accordance with our Bylaws, see "Other Matters—2019 Stockholder Proposals and Director Nominations."

PROXY ACCESS

Our Board has implemented a proxy access provision in our Bylaws, which permits a stockholder or group of up to 25 stockholders, owning at least 3% of our shares continuously for three years, to nominate up to the greater of two directors or a number constituting up to 20% of our Board for inclusion in our proxy materials, subject to complying with the requirements contained in our Bylaws. For more information on using proxy access to nominate directors, see "Other Matters—2019 Stockholder Proposals and Director Nominations."



A stockholder or group of up to

25
STOCKHOLDERS



Owning at least

3%
OF OUR SHARES



Continuously for

3
YEARS



May nominate the greater of

2 NOMINEES OR
20%
OF OUR BOARD

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

BOARD ROLES AND RESPONSIBILITIES

ACTIVE AND ENGAGED BOARD

Our Board's primary responsibility is to oversee the long-term health and success of our business on behalf of stockholders. In order to effectively carry out that duty to stockholders, our Board commits a substantial amount of time and attention throughout the year to the most significant aspects of our business. Directors are expected to, and do, ask difficult questions of management.

BOARD AND STOCKHOLDER MEETING ATTENDANCE

Our policy is that directors should make every effort to attend all meetings of our Board and the annual meeting of stockholders, as well as all meetings of Board committees for which they are members. Our directors are committed to their responsibilities, as demonstrated by the average director attendance at Board and committee meetings in 2017 of 95%. No director attended less than 75% of the aggregate number of meetings of our Board and the committees on which the director served in 2017. All of our Board members attended the 2017 annual meeting of stockholders.

2017 BOARD AND COMMITTEE MEETING ATTENDANCE

2017 ANNUAL STOCKHOLDER MEETING ATTENDANCE



✓ **100%**

DIRECTOR ONBOARDING AND CONTINUING EDUCATION

When a new director joins our Board, management and the existing Board members provide an orientation to familiarize the new director with the Company's business, policies and procedures. This typically includes providing the new director with background material on the Company, its business plan and risk profile, as well as establishing meetings between the new director and senior management.

We also encourage directors to attend director education programs relating to board responsibilities, corporate governance or substantive matters relevant to the Company. We provide a list of upcoming educational programs and conferences to our directors every quarter and reimburse all fees, costs and expenses of attendance.

RISK OVERSIGHT

Our Board believes that effective risk management involves our entire corporate governance framework. Both management and the Board have key responsibilities in managing risk throughout the Company, as shown below. Oversight of risks inherent in their respective areas of oversight are delegated to the various Board committees, with each committee reporting to our Board at each regular Board meeting. Our Board believes that this structure is conducive to its risk oversight process.

Risk Oversight Responsibilities



BOARD RESPONSIBILITIES

- Overall oversight of the risk management process
- Development of business strategy and major resource allocation
- Leadership of management succession planning
- Business conduct and compliance oversight
- Receives regular reports from Board committees on specific risk oversight responsibilities

RISK AREAS

- Strategic
- Reputational
- Financial
- Legal, regulatory and compliance
- Operational
- Financial reporting and internal control
- Information systems and cybersecurity

AUDIT COMMITTEE

- Oversight of enterprise risk management activities
- Oversight of the staffing and performance of internal audit function
- Oversight of integrity of financial statements and internal control over financial reporting
- Responsible for the appointment, compensation and oversight of independent registered public accounting firm

COMPENSATION COMMITTEE

- Oversight of compensation-related risks and overall philosophy, as further described under "Compensation Policies and Practices—Compensation Risk Assessment" in our Compensation Discussion and Analysis ("CD&A") below

GOVERNANCE COMMITTEE

- Overall corporate governance leadership
- Provides recommendations regarding Board and Committee composition
- Oversight of regulatory compliance and corporate governance initiatives

FINANCE COMMITTEE

- Overall oversight of finance requirements, plans and strategies
- Reviews proposed currency swaps and hedging transactions

Board

MANAGEMENT RESPONSIBILITIES

- Identify material risks
- Implement appropriate risk management strategies
- Integrate risk management into our decision making process
- Ensure that information with respect to material risks is transmitted to senior executives and our Board

Management

ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES

Our Board believes that integrating ESG initiatives into our strategic business objectives is critical to our long-term success. Through our integrated and ongoing approach to sustainability, we seek to drive positive change and create value for our stakeholders.

Integrated Approach to ESG

- Our **Sustainability Committee** consists of employees across functional areas and from nearly all professional levels, and is chaired by Thomas M. Klaritch, our Chief Operating Officer. The Committee meets periodically to review, implement and oversee sustainability initiatives.
- Our **Social Responsibility Committee** is responsible for our philanthropic and charitable activities.
- Our **Board** receives quarterly and periodic sustainability updates regarding strategy, goals, performance metrics, green projects, initiatives and related results.
- Our **Governance Committee** ensures we adhere to corporate governance best practices.



Engagement
Proactive engagement with key stakeholders to determine areas of focus and gauge our performance

Action
Utilize results of stakeholder engagement process to develop and execute strategic ESG initiatives

Reporting
Publish annual Sustainability Report featuring transparent disclosure of ESG initiatives and results

Informed by internal assessments and stakeholder engagement, we prioritize the ESG initiatives that we believe matter most to our business and stakeholders, keeping in mind our operational level of control with respect to our properties. Our areas of focus include the following:



AREAS OF FOCUS

Environmental Responsibility
- Efficient buildings
- Proactive green strategies
- Collaboration with tenants

Social Responsibility
- Diversity and equal opportunity
- Employee and tenant satisfaction
- Community involvement

Governance Initiatives
- Best practices
- Transparency
- Risk management

Value Creation and Economic Performance
- Utility savings and increased rental income
- Tenant attraction and market credibility
- Sustainable returns

We are consistently recognized and awarded for our ESG initiatives and disclosure. See "Proxy Summary—Sustainability Highlights" for a summary of our most recent accolades.

To learn more about our ESG efforts, please view our Sustainability Report at *www.hcpi.com/sustainability*.

STOCKHOLDER OUTREACH AND COMMUNICATIONS WITH THE BOARD

We engage in proactive outreach to discuss governance and compensation topics of interest to our stockholders. We believe that ongoing dialogue with our stockholders is a critical component of responsive and transparent corporate governance. Stockholder feedback has been instrumental in structuring our executive compensation program, as well as enhancing our corporate governance practices. The following graphic illustrates our annual cycle of stockholder outreach:



Throughout the Year

Preview governance and compensation issues and plans

Request feedback on evolving trends

Before Annual Meeting

Discuss Board and committee actions in response to feedback

Solicit support for Board voting recommendations

Monitor voting results

Annual Meeting of Stockholders

Stockholders vote on issues such as directors, say-on-pay and auditor ratification

Engage with stockholders in open forum

After Annual Meeting

Consider voting results and potential actions in response

Review general governance trends and stockholder issues for upcoming year

2017 Stockholder Engagement

In 2017, we recognized a need to engage with our stockholders on topics of particular interest. We quickly mobilized our senior management team on a stockholder outreach program. The following is a summary of our outreach efforts and results:

Outreach

- Six non-deal roadshows with 36 investor meetings
- Seven investor conferences
- Eight group lunches/dinners with ~60 investor attendees
- Property tours with ~40 investors and analysts
- Three fixed income investor group meetings with ~90 attendees

Focus Areas

- Our repositioning strategy and transactions
- Addition of several new executive management team members
- Governance matters such as Board diversity, evaluations and refreshment
- Challenges in our senior housing segment



Key Takeaways:

- Investors value transparency to explain our repositioning transactions and the related impact on earnings
- Investors are encouraged by the proactive steps we have taken to improve senior housing performance
- Investors are optimistic about the potential of our new senior leadership team

Communications with the Board

Stockholders or other interested parties who wish to contact members of our Board, the Chairman of the Board, any Board committee, or our Independent Directors as a group may send written correspondence to our Corporate Secretary at HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614. The name of any specific intended Board recipients (such as our Chairman or Independent Directors) should be clearly noted in the communication. Stockholders should provide proof of share ownership and appropriate contact information in all correspondence. All communications will be received, processed and then directed to the appropriate member(s) of our Board, other than, at our Board's request, certain items unrelated to our Board's duties, such as spam, junk mail, solicitations, employment inquires and similar items. This centralized process assists our Board in reviewing and responding to stockholder and interested party communications in a more efficient manner.

MANAGEMENT SUCCESSION PLANNING

Our Board is responsible for ensuring that we have a high-performing management team in place. Our Board, with the assistance of our Compensation Committee, reviews management development and succession planning activities to ensure that top management positions, including the CEO position, can be filled without undue interruption. High-potential leaders are given exposure and visibility to Board members through formal presentations at Board and committee meetings as well as through informal events, such as dinners, lunches and site visits.

NEW In early 2018, our Board indicated that it intends to expand its focus to include a review of the Company's overall workforce, including diversity, recruiting and talent development programs, which our Board believes are critical to the Company's organizational health. We look forward to engaging with our Board on these topics.

BOARD LEADERSHIP STRUCTURE

David B. Henry, previously our Lead Independent Director, was appointed to serve as our non-executive, independent Chairman of the Board in February 2018 in connection with Mr. McKee stepping down as Executive Chairman and as a member of our Board at the Annual Meeting.

Our Chairman actively manages our Board by:

- Presiding at all meetings of our Board
- Establishing the agenda for each Board meeting in consultation with our management team
- Calling and presiding at executive sessions of the non-employee directors
- Engaging with management on topics discussed in executive session as needed

The Independent Directors hold regular executive sessions to provide an opportunity to discuss matters without Company management present. These executive sessions allow for candid conversations and promote the independence of our Board from management. Executive sessions often follow regularly scheduled Board and committee meetings, but are also sometimes held independently of regular Board and committee meetings. Any Independent Director may call an executive session.

COMMITTEES OF THE BOARD

Our Board has a standing Audit Committee, Compensation Committee and Governance Committee, each of which has a written charter, available on our website at *www.hcpi.com/charters*. In May 2016, our Board established a standing Finance Committee to review HCP's financing requirements, plans and strategies and recommend to our Board any material changes to HCP's capital structure.

As a corporate governance best practice, our Governance Committee annually considers the composition of our standing Board committees to ensure an appropriate balance of workloads and a diversity of perspectives. The table below shows the current membership of the committees of our Board and the number of meetings held by each in 2017. Mr. Hoffmann will no longer serve on the Audit, Governance and Finance committees, effective immediately prior to the Annual Meeting. Mr. Herzog does not serve on any of the below committees.

Committee Membership	Audit	Compensation	Governance	Finance
David B. Henry		●	Chair	
Brian G. Cartwright	Chair			●
Christine N. Garvey	●	Chair	●	
James P. Hoffmann	●		●	●
Peter L. Rhein	●	●		
Joseph P. Sullivan		●		Chair
Total Meetings in 2017	5	6	3	4

Below is a summary of the composition and responsibilities of each of our Audit, Compensation, Governance and Finance Committees.

Audit Committee

RESPONSIBILITIES:

- Oversee independent auditor
- Oversee the internal audit function
- Review independence, performance and quality control procedures of independent auditor
- Oversee financial statement and internal control integrity and process
- Plan annual audit with management, independent auditor and internal audit team
- Review with independent auditor any issues encountered during annual audit
- Pre-approve audit and non-audit services to be provided by the independent auditor
- Oversee legal and regulatory compliance and enterprise risk management activities
- Review strategy for use of swaps or derivative instruments for hedging risks
- Review quarterly and annual financial statements and related disclosures
- Review material related person transactions

2017 HIGHLIGHTS:

✓ Adopted written Related Person Transactions Policy

✓ Assessed cybersecurity risk management plan

✓ Reviewed portfolio life safety risk management and coverage

✓ Oversaw use of non-GAAP financial measures and other accounting policies

MEMBERS:

Brian G. Cartwright, Chair
Christine N. Garvey
James P. Hoffmann
Peter L. Rhein

INDEPENDENT: All

NYSE/SEC QUALIFIED: All

FINANCIAL EXPERTS: All

Compensation Committee

RESPONSIBILITIES:

- Determine executive officer compensation
- Approve corporate goals and objectives for executive compensation
- Evaluate executive officer performance annually in connection with compensation decisions
- Review director compensation and recommend changes to our Board
- Periodically review all annual cash incentive, equity incentive, deferred compensation and change-in-control plans
- Assess risks related to compensation arrangements
- Consider results of stockholder advisory vote on executive compensation
- Review and discuss with management the CD&A and recommend to our Board whether it be included in the annual proxy statement
- Review and approve independent compensation consultant engagement

2017 HIGHLIGHTS:

- ✓ Made 2016 compensation determinations based on approved 2016 compensation plans
- ✓ Established 2017 executive compensation plans
- ✓ Approved compensation of new and promoted management team members
- ✓ Reviewed peer STIP and LTIP plans in preparation for establishing 2018 executive compensation
- ✓ Adopted 1-year minimum vesting requirement for equity awards

MEMBERS:

Christine N. Garvey, Chair
David B. Henry
Peter L. Rhein
Joseph P. Sullivan

INDEPENDENT: All

Governance Committee

RESPONSIBILITIES:

- Identify qualified candidates as potential Board members
- Recommend candidates for election at annual stockholder meeting and to fill Board vacancies
- Oversee annual Board and committee evaluation process
- Review performance of each director at least annually and assess continued suitability as a director when he or she has a change in job responsibilities
- Develop and oversee corporate governance guidelines applicable to our Board
- Oversee corporate governance matters
- Review Code of Business Conduct and Ethics and the enforcement procedures in place at least annually

2017 HIGHLIGHTS:

- ✓ Recommended opting out of MUTA provisions allowing staggered board without stockholder approval
- ✓ Recommended adopting majority vote standard for stockholder bylaw amendments
- ✓ Amended Governance Committee charter to reflect commitment to Board diversity
- ✓ Recommended updates to the Company's Insider Trading Policy

MEMBERS:

David B. Henry, Chair
Christine N. Garvey
James P. Hoffmann

INDEPENDENT: All

Finance Committee

RESPONSIBILITIES:

- Review our financing requirements, plans and strategies
- Review and recommend to our Board any material changes to our capital structure, including credit facilities, equity, debt and other financings, and related principal banking relationships

2017 HIGHLIGHTS:

- ✓ Conducted review of corporate strategy
- ✓ Reviewed terms of new credit facility
- ✓ Advised on debt financings and repurchases

MEMBERS:

Joseph P. Sullivan, Chair
Brian G. Cartwright
James P. Hoffmann

INDEPENDENT: All

CORPORATE GOVERNANCE AND POLICIES

CORPORATE GOVERNANCE GUIDELINES

Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, our Board's standing committees, stockholder communications with our Board, expectations for directors, succession planning, and Board and committee self-evaluations.

CODES OF BUSINESS CONDUCT AND ETHICS

Our Board has adopted a Code of Business Conduct and Ethics ("Code of Conduct") that applies to all of our directors, officers and employees and a Vendor Code of Business Conduct and Ethics ("Vendor Code") applicable to our vendors and business partners. The Vendor Code represents an integral part of our commitment to the highest ethical standards, ensuring that our employees and vendors work collectively to uphold those standards. We provide annual training to all of our employees, with 100% participation, regarding both codes of conduct.

The Code of Conduct addresses, among other things, conflicts of interest, corporate opportunities, confidential information, competition and fair dealing, including relationships with customers and suppliers, gifts, protection of Company assets and compliance with laws. The Code of Conduct also serves as the code of ethics required under applicable SEC rules for our senior financial officers.

Waivers from, and amendments to, our Code of Conduct that apply to our directors and executive officers, will be timely posted on our website at *www.hcpi.com/ethics* to the extent required by applicable SEC and NYSE rules. There were no such waivers in 2017.

WHISTLEBLOWER HOTLINE

Our directors, officers, employees, vendors and business partners are informed of, and encouraged to report violations of our codes of conduct through, our secure whistleblower hotline. The whistleblower hotline is operated by an independent service provider and is available for the anonymous submission of complaints regarding accounting, internal controls, auditing matters or other concerns regarding the conduct of HCP's employees, representatives or business partners.

RELATED PERSON TRANSACTIONS POLICIES AND PROCEDURES

Our General Counsel screens potential related person transactions for materiality and then provides them to the Audit Committee for review, as appropriate. For this purpose, "related person transactions" are generally defined under applicable SEC rules as any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and any of our directors, director nominees, executives officers, 5% or greater stockholders or any of their respective immediate family members has a direct or indirect material interest. Pursuant to our Audit Committee Charter and our Related Person Transactions Policy, any related person transactions brought to the Audit Committee's attention, which could reasonably be expected to have a material impact on our financial statements, must be discussed among the Committee, management and HCP's independent auditor. In determining whether to approve or reject a related person transaction, the Committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction.

There were no related person transactions identified for 2017.

WHERE TO FIND OUR CORPORATE GOVERNANCE DOCUMENTS

We encourage you to view our corporate governance materials on our website, *www.hcpi.com*, under the links provided below.

- Board Committee Charters
  www.hcpi.com/charters
- Corporate Governance Guidelines
  www.hcpi.com/cgguidelines

- Code of Business Conduct and Ethics
  www.hcpi.com/codeofconduct
- Vendor Code of Business Conduct and Ethics
  www.hcpi.com/vendorcode

DIRECTOR COMPENSATION—2017

Compensation paid to our Independent Directors for services in 2017 is described below. For compensation paid in 2017 to Michael D. McKee, our former Executive Chairman, and Thomas M. Herzog, our President and CEO, see "Compensation Discussion and Analysis." Messrs. McKee and Herzog received no separate compensation for their services as directors of the Company in 2017.

In consultation with FPL Associates, L.P. ("FPL Associates"), our Compensation Committee's independent compensation consultant, the Committee conducted its annual review of our director compensation program in October 2017, including a comparison of compensation programs at companies within our peer group (as identified in the CD&A), and determined not to make any adjustments at that time. In connection with Mr. Henry's appointment as our non-executive Chairman in February 2018, the Committee established an annual cash retainer for the Chairman of $30,000 (which replaces the Lead Independent Director retainer).

ANNUAL COMPENSATION

Each of our Independent Directors receives annual compensation as follows:

ANNUAL DIRECTOR COMPENSATION



$80,000
Annual Cash
Retainer

$150,000
Annual Equity
Retainer

ADDITIONAL CASH COMPENSATION

Lead Independent Director: $30,000

Audit Committee
- Chair - $35,000
- Member - $15,000

Compensation Committee
- Chair - $30,000
- Member - $7,500

Governance Committee
- Chair - $15,000
- Member - $2,500

Finance Committee
- Chair - $20,000
- Member - $5,000

In addition to the above, during 2017 we paid a $5,000 annual retainer and $1,500 per meeting fee to directors designated to coordinate the investigation of legal claims against the Company. In addition, directors are paid an additional $1,500 per meeting fee for each Board or individual committee meeting that a director attends after that director has attended 10 meetings of our Board or that committee, as applicable, in a given calendar year (e.g., for each Audit Committee meeting after ten Audit Committee meetings in one calendar year).

All cash retainers are paid quarterly and prorated based on the number of days that a member serves in the applicable capacity. We also reimburse Independent Directors for director education and reasonable travel expenses in connection with their Board duties.

The annual equity retainer is provided in restricted stock units ("RSUs") with a grant date fair value of $150,000, rounded up to the nearest whole share, to each Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting. The RSUs cliff-vest in full on the earlier of the first anniversary of the grant date or the termination of the Independent Director's service due to death, disability or a qualified retirement (which is a retirement after the director has either (i) attained age 65 and completed at least five full years of service to the Company as an employee or director, or (ii) attained age 60 and completed at least 15 full years of service to the Company as an employee or director). The awards are subject to forfeiture if the Independent Director's service terminates for any other reason.

Our Compensation Committee believes that the 1-year cliff vesting promotes retention during the year in which the award is granted and provides for an earlier alignment of interests with stockholders when compared to vesting over a 3-year period. Additionally, 1-year cliff vesting reflects our Board's view that shorter vesting periods encourage director independence and objectivity.

2017 INDEPENDENT DIRECTOR COMPENSATION

The following table summarizes the compensation of the Independent Directors for the fiscal year ended December 31, 2017.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
(a)	(b)	(c)	(h)
David B. Henry	132,785	150,010	282,795
Brian G. Cartwright	145,579	150,010	295,589
Christine N. Garvey	126,658	150,010	276,668
James P. Hoffmann	127,658	150,010	277,668
Peter L. Rhein	101,658	150,010	251,668
Joseph P. Sullivan	106,658	150,010	256,668

[1] Each Independent Director was awarded 4,785 RSUs on April 28, 2017, which were issued in connection with the Independent Directors' annual equity award, as described above. The RSUs were issued pursuant to the 2014 Performance Incentive Plan (the "2014 Plan"). The Board administers the 2014 Plan and has the ability to interpret and make all required determinations under such plan. The value in the stock award column represents the aggregate grant date fair value of RSUs awarded to the director, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see Note 15—Compensation Plans to the Consolidated Financial Statements included in our Annual Report. As of December 31, 2017, each of our Independent Directors held 4,785 unvested RSUs.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Independent Directors are required to accumulate and hold shares of HCP stock (including RSUs) equal in value to at least five times the amount of the annual cash retainer for Independent Directors. With respect to new Independent Directors, the guidelines are effective on the first May 15th that occurs more than five years after the director first becomes a member of our Board. Once subject to the guidelines, an Independent Director's level of stock ownership will be reviewed annually on May 15th for as long as the director remains in office. All of our Independent Directors for whom the guidelines had become effective as of May 15, 2017 satisfied our director stock ownership guidelines as of that date.

DIRECTOR DEFERRED COMPENSATION PLAN

We maintain our Second Amended and Restated Director Deferred Compensation Plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan are payable in cash upon the termination of the director's service on our Board or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have his or her deferred compensation credited to (i) an interest rate account wherein the deferrals accrue interest at a rate equal to the current prime rate minus 1%, or (ii) a stock credit account wherein the deferrals are treated as if invested in our common stock with the account increasing for dividends paid, and increasing or decreasing in value with changes in our stock price.

NON-EMPLOYEE DIRECTOR STOCK-FOR-FEES PROGRAM

Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of their annual retainer in the form of shares of our common stock in lieu of payment in cash. The election will apply to the elected amount of such fees that would otherwise be paid in cash, commencing with the fiscal quarter after the election is made. Shares will be issued as soon as practicable after we pay an ordinary cash dividend to our stockholders following the date that cash director fees for the preceding quarter would otherwise be payable to the director. The number of shares issued will be determined by dividing the amount of the fees by the average closing price of our common stock for the 10 trading days immediately preceding the relevant dividend payment date.

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITOR EVALUATION AND SELECTION

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm that audits the Company's financial statements and internal control over financial reporting. The Audit Committee has selected Deloitte to continue to serve as HCP's independent registered public accounting firm for the year ending December 31, 2018. Deloitte has served as HCP's independent registered public accounting firm since March 3, 2010.

The Audit Committee annually reviews Deloitte's performance and independence in deciding whether to engage a different independent registered public accounting firm. In the course of these reviews, the Committee considers, among other things:

- Deloitte's independence from the Company and management, including any factors that may impact Deloitte's objectivity
- Deloitte's qualifications and capability in handling all aspects of the Company's operations
- The desired balance of Deloitte's experience and fresh perspective occasioned by mandatory audit partner rotation
- The experience, qualifications and performance of our existing audit engagement team

- Any issues raised by the Public Company Accounting Oversight Board's ("PCAOB") most recent quality control review of Deloitte
- The quality and candor of Deloitte's communications with the Committee and management
- Deloitte's quality control procedures
- The quality and efficiency of Deloitte's historical and recent audit plans and performance on our audit
- The advisability and potential impact of selecting a different independent public accounting firm

Following this review, the Committee believes that Deloitte's continued engagement as our independent registered public accounting firm is in the best interests of the Company for the following reasons:

Experience and Efficiency

Enhanced audit quality. Through years of experience, Deloitte has gained significant institutional knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting.

Effective audit plans and efficient fee structures. Deloitte's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.

Maintaining continuity avoids disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.

Strong Independence Controls

Thorough Committee oversight. The Committee believes that any concerns with Deloitte's tenure are mitigated by the Committee's oversight, which includes ongoing engagement with Deloitte and a comprehensive annual review process.

Robust pre-approval policies and limits on non-audit services. The Committee must preapprove all audit and non-audit services performed by Deloitte, including the types of services to be provided and the estimated fees relating to those services.

Deloitte's strong internal independence procedures and regulatory framework. Deloitte conducts periodic internal quality reviews of its audit work and rotates lead partners every five years. Deloitte is also subject to PCAOB inspections, "Big 4" peer reviews, and PCAOB and SEC oversight.

AUDIT AND NON-AUDIT FEES

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2017 and 2016 (in thousands). In 2016, we incurred an aggregate of $2.3 million in audit fees and $514,000 related to tax planning and tax advice in connection with the QCP Spin-Off, as described in footnotes (1) and (4) below.

	2017	2016
Audit Fees[1]	$2,454	$4,403
Audit-Related Fees[2]	303	628
Tax Fees:		
Tax Compliance[3]	981	915
Tax Planning and Tax Advice[4]	833	1,266
All Other Fees	—	—
Total	**$4,571**	**$6,852**

[1] Audit fees include fees and out-of-pocket expenses billed for the audit of our annual consolidated financial statements and internal control over financial reporting, the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services. For 2016, audit fees also include $2.3 million in connection with the QCP Spin-Off.

[2] Audit-related fees include fees for the separate audits of our consolidated subsidiaries and unconsolidated joint ventures.

[3] Tax compliance fees primarily involve the preparation or review of tax returns.

[4] Tax planning and tax advice fees encompass a diverse range of services, including tax advice related to acquisitions and investments, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the foreign, federal, state and local tax issues related to various transactions. For 2016, fees also include: (i) $514,000 in connection with the QCP Spin-Off and (ii) $28,000 for services rendered under a transition and services agreement with QCP, which are expected to be reimbursed.

POLICY ON PRE-APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

Pursuant to its charter and good corporate governance practices, the Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte and all related fees. The Audit Committee has delegated its pre-approval authority to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Committee at its next scheduled meeting. The Committee considered whether the provision of proposed non-audit services by Deloitte to the Company was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services and pre-approved all services provided by Deloitte in 2017 and 2016.

VOTING STANDARD

We are asking our stockholders to ratify the selection of Deloitte as our independent registered public accounting firm for 2018. Ratification requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting.

Although ratification is not required by our organizational documents or otherwise, our Board is submitting the selection of Deloitte to our stockholders as a matter of good corporate governance practices. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company.

A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

 Our Board unanimously recommends a vote **FOR** ratification of Deloitte as our independent registered public accounting firm for 2018

AUDIT COMMITTEE REPORT

The Audit Committee consists of four members: Ms. Garvey and Messrs. Cartwright, Hoffmann and Rhein. The Board has determined that all Audit Committee members are independent under applicable NYSE and SEC rules and are financial experts. The Audit Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter can be found on the Company's website at *www.hcpi.com/charters*.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, preparing the financial statements and the public reporting process. Deloitte, the Company's independent registered accounting firm for 2017, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements for the fiscal year ended December 31, 2017, Deloitte's evaluation of our internal control over financial reporting significant accounting policies and practices and management judgments and estimates. The Audit Committee has discussed with Deloitte the matters required to be discussed by Auditing Standard 1301, "Communications with Audit Committees" issued by the PCAOB. The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence. In addition, the Audit Committee has discussed with Deloitte any relationships that may impact its objectivity and independence and satisfied itself as to Deloitte's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited consolidated financial statements for the fiscal year ended December 31, 2017, be included in the Annual Report, as filed with the SEC.

The Audit Committee members whose names appear on the Audit Committee Report were committee members during all of 2017.

Audit Committee of the Board of Directors

Brian G. Cartwright (Chair)
Christine N. Garvey
James P. Hoffmann
Peter L. Rhein

OUR EXECUTIVE OFFICERS

THOMAS M. HERZOG



Age: 55
Director Since: 2017
President and
Chief Executive Officer

Mr. Herzog is our President and Chief Executive Officer, and a member of our Board of Directors. He became our President in June 2017 and has been our Chief Executive Officer and a member of our Board since January 2017. From June 2016 to December 2016, Mr. Herzog served as our Executive Vice President and Chief Financial Officer, and also served as our Chief Financial Officer from April 2009 to May 2011. From January 2013 until joining HCP in June 2016, he was Chief Financial Officer of UDR, Inc. (NYSE: UDR), a multifamily REIT. Mr. Herzog served as Chief Financial Officer of Amstar, a Denver-based real estate investment company, from August 2011 to January 2013. He also served as Chief Financial Officer at Apartment Investment and Management Company (NYSE: AIV), a multifamily REIT, from 2005 to 2009 and as Chief Accounting Officer from 2004 to 2005. From 2000 to 2004, he served as Chief Accounting Officer for GE Real Estate. Mr. Herzog began his career in public accounting with Deloitte & Touche LLP, including a national office assignment in the real estate group. He currently serves on the Board of Directors for Tier REIT (NYSE: TIER), an office property REIT.

SCOTT M. BRINKER



Age: 41
Executive Vice President and
Chief Investment Officer

Mr. Brinker has been our Executive Vice President and Chief Investment Officer since March 2018. Before joining HCP, he was at Welltower Inc. (NYSE: WELL), a healthcare REIT, most recently as its Executive Vice President and Chief Investment Officer from July 2014 to January 2017. Mr. Brinker was Executive Vice President – Investments from February 2012 to July 2014, and worked in various other investment and portfolio management-related capacities since joining Welltower in July 2001.

PETER A. SCOTT



Age: 38
Executive Vice President and
Chief Financial Officer

Mr. Scott has been our Executive Vice President and Chief Financial Officer since February 2017. Prior to joining HCP, he served as a Managing Director, Real Estate Banking Group of Barclays, a financial services firm listed on the London Stock Exchange from 2014 to 2017. His experience also includes various positions of increasing responsibility at the financial services firms Credit Suisse from 2011 to 2014, Barclays from 2008 to 2011 and Lehman Brothers from 2002 to 2008.

THOMAS M. KLARITCH



Age: 60
Executive Vice President and Chief Operating Officer

Mr. Klaritch is our Executive Vice President and Chief Operating Officer. He previously served as Senior Managing Director – Medical Office Properties from April 2008 to August 2017, and as Senior Vice President – Medical Office Properties from October 2003 to April 2008. Prior to joining HCP, Mr. Klaritch was a founding member and Chief Financial Officer of MedCap Properties LLC, a company that owned, operated and developed healthcare real estate. (HCP acquired MedCap Properties LLC in October 2003.) He has 35 years of operational and financial management experience in the medical office and hospital sectors. Mr. Klaritch is a Fellow in the Healthcare Financial Management Association and serves on the Board of Directors of the University City District of Philadelphia, Pennsylvania. He is also a certified public accountant.

TROY E. McHENRY



Age: 45
Executive Vice President, General Counsel and Corporate Secretary

Mr. McHenry has been our Executive Vice President, General Counsel and Corporate Secretary since February 2016. He previously served as Senior Vice President — Legal, HR and Assistant Corporate Secretary from July 2013 to February 2016, and as Vice President, Corporate Counsel and Assistant Corporate Secretary from December 2010 to July 2013. Prior to joining HCP, Mr. McHenry was with MGM Resorts International (NYSE: MGM), a global hospitality and entertainment company, from 2005 to 2010 as Vice President, Deputy General Counsel and Assistant Corporate Secretary. Prior to that, he was Associate General Counsel at Boyd Gaming Corporation (NYSE: BYD), a gaming and hospitality company, from 2004 to 2005. Mr. McHenry was also a senior associate with the law firm of DLA Piper (formerly Gray Cary) from 2001 to 2004. He is a military veteran and previously served as an officer (First Lieutenant) in the U.S. Army.

KENDALL K. YOUNG



Age: 57
Senior Managing Director — Senior Housing Properties

Mr. Young is our Senior Managing Director — Senior Housing Properties. He previously served as Executive Vice President – Senior Housing Investments from September 2010 to April 2017. Prior to joining HCP, he was affiliated with Strategic Value Partners in Greenwich, Connecticut, where he was Managing Director, Global Head of Asset Management, from 2007 to 2010. At Strategic Value Partners, Mr. Young was responsible for managing a large commercial property portfolio. Before that, he held Managing Director positions with Merrill Lynch from 2005 to 2007 and GE Capital Real Estate from 1992 to 2005, where he originated and managed large U.S. and international portfolios of real estate equity and debt investments.

PROPOSAL NO. 3: APPROVAL, ON AN ADVISORY BASIS, OF 2017 EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the related rules of the SEC, stockholders are entitled to cast a nonbinding, advisory vote to approve the compensation of our NEOs (often referred to as "say-on-pay"). Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

RESOLVED, that the stockholders **APPROVE**, on an advisory basis, the compensation paid to the NEOs, as disclosed in this proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables, and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Our Board recommends that you vote **FOR** this resolution because it believes that our executive compensation program supports our compensation objectives and philosophies, including:

✓ Aligning compensation with stockholder interests;

✓ Promoting long-term stockholder value creation;

✓ Providing a straightforward and transparent compensation program, with rigorous, objective and at-risk performance criteria, including future relative TSR as a significant component;

✓ Discouraging excessive risk-taking by balancing short- and long-term compensation awards;

✓ Attracting, motivating and retaining key employees with outstanding talent and ability; and

✓ Rewarding performance, with a meaningful portion of compensation tied to the Company's financial and strategic goals.

VOTING STANDARD

This proposal to approve the compensation paid to our NEOs requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, HCP, our Board or our Compensation Committee. Our Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Our current policy is to provide our stockholders with an opportunity to approve the compensation of our NEOs each year at the annual meeting of stockholders. It is expected that the next advisory vote on executive compensation will be held at the 2019 annual meeting of stockholders.

 Our Board unanimously recommends a vote **FOR** approval of 2017 executive compensation on an advisory basis

LETTER FROM OUR COMPENSATION COMMITTEE

Dear HCP Stockholder,

As the members of the Compensation Committee, we are responsible for overseeing the design and implementation of competitive compensation programs that further the interests of stockholders and demonstrate strong pay-for-performance alignment. This responsibility includes listening to and considering your views on executive compensation.

The CD&A that follows describes what we pay, why we pay it and how we made our compensation decisions in 2017. Our compensation philosophy is to align the interests of our executives and stockholders through a transparent and rigorous compensation program.

KEY COMPENSATION OBJECTIVES

01 **Aligning** executive compensation with the interests of our stockholders

02 **Linking** executive compensation to the achievement of key financial and strategic goals

03 **Providing** a transparent compensation program with objective performance hurdles with a substantial possibility of not being achieved

04 **Evaluating** hurdles across multiple metrics and performance periods, including 3-year relative TSR

05 **Limiting** discretionary compensation components

We incentivize our executives by offering a combination of performance-based and fixed compensation, with a significant portion in the form of equity awards. The value of these awards depends upon the value of our common stock, which we believe further aligns executives' interests with those of our stockholders. We believe this compensation philosophy also motivates our talented management team, promotes the execution of our business strategy in a manner that focuses on the creation of long-term stockholder value, encourages prudent risk management and enhances retention of our executive team in a competitive marketplace for talent. While individual goals and performance are considerations in compensation decisions, they are not the cornerstone of our program philosophy because we believe that executive compensation tied to Company objectives better drives long-term growth for stockholders.

We remain firm in our belief that our compensation programs drive the right behaviors for our executives, which in turn benefits our stockholders by driving our business strategies and goals. Though in the short-run, the stock price may not correlate with these actions, we believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

COMPENSATION COMMITTEE REPORT

We reviewed and discussed the CD&A with management, as well as the Committee's independent compensation consultant and legal advisors. Based upon this review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

Compensation Committee of the Board of Directors

Christine N. Garvey (Chair)
David B. Henry
Peter L. Rhein
Joseph P. Sullivan

COMPENSATION DISCUSSION AND ANALYSIS

2017 COMPENSATION PROGRAM OVERVIEW

Consistent with our goals of aligning executive and stockholder interests and appropriately incentivizing our executives, our Compensation Committee has adopted a compensation program that incorporates a mix of fixed and at-risk pay incentives. In 2017, our compensation program consisted of the following elements, as further detailed under "2017 NEO Compensation" below:

BASE SALARY + **ANNUAL CASH INCENTIVES** + **LONG-TERM EQUITY OPPORTUNITIES**

We pay a base level of competitive cash salary to attract and retain executive talent.

We determine base salary based on experience, job scope, market data and individual performance.

We annually review our NEOs' base salaries against our peers to maintain competitive levels.

We incentivize our management team with annual cash incentive bonuses based on the achievement of objective at-risk Company performance metrics to align compensation with strategic goals.

Our performance metrics (normalized FFO per share, same store cash NOI growth, and net debt to adjusted EBITDA (earnings before interest, tax and depreciation and amortization)) are commonly used measures of REIT performance.

A portion of the annual cash bonus is based on the achievement of individual performance goals in order to reward individual initiative, achievements and contributions.

We grant performance-based restricted stock units ("PSUs") and service-based RSUs to our executives.

PSUs are only earned by achieving the Company's 3-year TSR performance hurdles relative to constituents in the FTSE NAREIT Equity Healthcare index and the S&P 500 REIT index. This is a critical component of aligning executive compensation with stockholders' interests.

RSUs encourage executive retention by vesting ratably over three years, subject to achieving a minimum normalized FFO per share threshold in the grant year.

AT-RISK COMPENSATION MIX

The below graphics illustrate the mix of 2017 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and equity awards), presented at Target, for our CEO and our other NEOs. "Average All Other NEOs" excludes (i) Mr. Anderson due to his mid-year termination, (ii) one-time cash awards, and (iii) Mr. Scott's one-time retentive equity award.

CEO



65.6% Long-Term Equity Award

12.5% Base Salary

87.5% At-Risk, Performance-Based Pay

21.9% Annual Cash Incentive

AVERAGE ALL OTHER NEOS



42.2% Long-Term Equity Award

20.4% Base Salary

79.6% At-Risk, Performance-Based Pay

37.4% Annual Cash Incentive

PAYING FOR PERFORMANCE

Our executive compensation program is designed to reward successful annual performance while encouraging long-term value creation for our stockholders. NEO short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across multiple metrics and performance periods, which our Compensation Committee intends to be an incentive to management to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals.

Our 2017 compensation awards reflect strong alignment between pay and performance. As described under "Proxy Highlights— Company Highlights," 2017 was a transformative year for HCP. We entered into transactions to further reduce our tenant concentration, made key acquisitions in desirable markets, paid down a significant amount of long-term debt and continued to establish our next generation of leadership.

Despite the transitional challenges, our short-term financial results exceeded our initial expectations, resulting in above-Target cash incentive awards under our 2017 short-term incentive plan ("2017 STIP"). Our TSR performance, however, continued to lag compared to our peers, which has resulted in the forfeiture or tracking forfeiture of all TSR-based LTIP awards granted since the inception of our LTIP program in 2014. These forfeitures demonstrate the rigor of our compensation program.

2017 STIP PERFORMANCE

STIP PERFORMANCE FOR THE PERFORMANCE PERIOD ENDED DECEMBER 31, 2017

The following table summarizes the outcome for each metric of our 2017 STIP, as further described under "Annual Cash Incentive Compensation—Compensation Committee Assessment and Determination of 2017 STIP Results."

Relative Weighting	Performance Metric	Outcome
30%	Normalized FFO per share	▲ Achieved High
20%	Same Store Cash NOI Growth:	
	Senior Housing – NNN	▲ Exceeded High
	Senior Housing – Operating Portfolio	▼ Below Threshold
	Life Science	▲ Exceeded High
	Medical Office	▶ Between Target and High
15%	Net Debt to Adjusted Pro-Forma EBITDA	▶ Between Threshold and Target
35%	Individual Objectives	100% Comp. Committee Discretion
Average NEO 2017 STIP Payout:		115% of Target

2017 LTIP PERFORMANCE

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2017

The following table reflects the current status of our 2017 long-term incentive plan ("2017 LTIP") based on 2017 performance, as further described under "Long-Term Equity Incentive Compensation—Status of LTIP Award Programs."

LTIP Performance Period	2017	2018	2019	Status	% Payout
2017 3-Year LTIP		**33% Completed**		▼ **Tracking Below Threshold**	*0.0%*[1]

[1] The performance period for these awards remains open and the payout percentage for these awards has not been determined. The payout percentage is reflected as 0% in the table to indicate that, if the performance period applicable to the award had ended as of December 31, 2017, the Company's relative TSR ranking considered for purposes of the awards would have been below the applicable threshold level and the awards would have been forfeited. We make no prediction as to the future performance of our stock.

SAY-ON-PAY RESULTS

Our Compensation Committee considers our say-on-pay vote results in approving our executive compensation program. The Committee determined to maintain the core structure of our overall executive compensation program for 2018, taking into account:

- Strong support demonstrated by our stockholders in our 2017 say-on-pay vote
- Recommendations of our independent compensation consultant
- Investor feedback

2017 SAY-ON-PAY VOTING RESULTS

92.9%

In 2017, we received over 92% of votes cast FOR our 2016 executive compensation program.

WHY STOCKHOLDERS SHOULD APPROVE OUR EXECUTIVE COMPENSATION

✓ At-risk incentive compensation tied to rigorous objective, quantitative performance hurdles to support the Company's financial and strategic goals

✓ Pay practices aligned with stockholder interests to promote the creation of long-term value, while discouraging excessive risk-taking

✓ Significant pay-for-performance alignment with limited discretionary components

✓ Robust Compensation Committee oversight

✓ Transparent compensation program and disclosure

NAMED EXECUTIVE OFFICERS

Our CD&A describes HCP's 2017 executive compensation program for the NEOs listed below:

Michael D. McKee	Former Executive Chairman
Thomas M. Herzog	President and Chief Executive Officer
Peter A. Scott	Executive Vice President and Chief Financial Officer
Thomas M. Klaritch	Executive Vice President and Chief Operating Officer
Troy E. McHenry	Executive Vice President, General Counsel and Corporate Secretary
Scott A. Anderson[1]	Former Executive Vice President and Chief Accounting Officer

[1] Mr. Anderson, a former HCP employee, is included as a NEO under SEC rules because his severance payments, made pursuant to our Executive Severance Plan (the "Severance Plan"), would have caused him to be one of the three most highly compensated executive officers who were in office during 2017, after the principal executive officer and principal financial officer.

2017 NEO COMPENSATION

BASE SALARY

Following a review of compensation data for peers with substantially similar roles and responsibilities (as described below under "Compensation Policies and Practices—Peer Company Comparison"), our Compensation Committee established 2017 base salaries for each of our NEOs commensurate with its assessment of their job position and responsibilities, experience, peer group data and individual performance.

Name	2017 Base Salary ($)
Michael D. McKee	750,000
Thomas M. Herzog	750,000
Peter A. Scott	550,000
Thomas M. Klaritch	600,000[1]
Troy E. McHenry	450,000
Scott A. Anderson	408,000[2]

[1] Mr. Klaritch's base salary was increased from $425,000 to $600,000, effective August 29, 2017, upon his promotion to Executive Vice President and Chief Operating Officer.

[2] Reflects Mr. Anderson's base salary in effect at the time of his termination.

ANNUAL CASH INCENTIVE COMPENSATION

2017 Short-Term Incentive Plan

Our NEOs are eligible to receive annual cash bonuses under the 2017 STIP based on the achievement of performance criteria established by our Compensation Committee at the beginning of the performance period. The 2017 STIP performance metrics and their relative weightings are illustrated and described in the graphic below.



100%

30% Normalized FFO Per Share
- FFO is a commonly used REIT financial metric defined by NAREIT; normalized FFO per share is adjusted to exclude the impact from certain non-recurring or non-comparable items.
- Allows stockholders to compare operating performance among REITs over time on a consistent basis.
- May significantly impact the trading price of a REIT's common stock and, therefore, may significantly impact TSR.
- Relative weighting was increased in 2017 over 2016 as a result of removing two 2016 metrics and to reflect the importance of normalized FFO per share to investors.

20% Same Store Cash NOI Growth by Segment
- Internal performance metric measuring growth in our existing real estate portfolio.
- Allows stockholders to compare year-over-year improvements in our earnings from established investments and our ability to manage property-level expenses.
- Hurdles are set by reportable segment, which consisted of (i) senior housing triple-net, (ii) senior housing operating portfolio, (iii) life science and (iv) medical office.
- Relative weighting of each segment is based on its contribution to total same store cash NOI.

15% Net Debt to Adjusted Pro Forma EBITDA
- Promotes a strong balance sheet and balances the normalized FFO per share metric to discourage overleveraging.
- Reflects the ability to generate sufficient earnings to meet debt obligations as the portfolio grows.
- A strong balance sheet is especially important for REITs as they are required to distribute a substantial portion of their annual income to their stockholders.
- A strong balance sheet enables the pursuit of acquisition and investment opportunities.

35% Individual Objectives
- Assessment of individual contributions to the Company's financial and operational performance, as well as accomplishments relative to annual objectives.
- Strongly influenced by objective criteria, such as the quality of the Company's portfolio and investments, including lease credit and coverage ratios, investment performance relative to underwriting or budget and other quantitative and qualitative performance metrics and trends as determined by our Compensation Committee.
- Incentivizes and rewards individual initiative, achievements and contributions.

The 2017 STIP reflects revisions from the Company's 2016 STIP that our Compensation Committee deemed advisable in light of the Company's strategic focus on portfolio quality, a strong balance sheet, and organic growth complemented by acquisitions and developments. Considering these goals, together with feedback from our stockholders and input from FPL Associates, the Committee approved the following revisions to the 2017 STIP as compared to 2016:

- Expanded the individuals eligible to participate in the STIP to include all NEOs and Senior Managing Directors;
- Eliminated the FAD per share metric in response to SEC concerns regarding the use of FAD per share as a performance metric;
- Eliminated the investments metric due to the potential to misalign personal and Company incentives, especially during a transition period;
- Reallocated the 35% weightings from the eliminated metrics to performance goals related to our strategic goals as follows: 20% to earnings (normalized FFO per share); 5% to portfolio performance (same store cash NOI growth); 5% to balance sheet management (net debt to adjusted pro forma EBITDA); and 5% to individual performance; and
- Clarified the basis of individual performance as an assessment of individual contributions to the Company's financial and operational performance, as well as accomplishments relative to annual objectives. This assessment may also include an evaluation of the quality of our portfolio and investments, including lease credit and coverage ratios, investment performance relative to underwriting or budget, and other quantitative and qualitative performance metrics and trends as determined by our Compensation Committee.

2017 STIP Award Opportunities

Our Compensation Committee approved 2017 STIP award opportunities for the NEOs at the beginning of the performance period. As shown above, 65% of the STIP opportunity (the "Company Performance Award") was subject to the achievement of quantitative Company performance metrics tied to the achievement of operational and strategic objectives for the 2017 performance period. The remaining 35% of the STIP opportunity (the "Individual Performance Award") was based on individualized performance objectives, subject to a threshold normalized FFO per share and our Compensation Committee's ability to reduce the awards. The following table reflects the 2017 STIP NEO award opportunities.

Name	Award Opportunity ($)		
	Threshold (50%)	Target (100%)	High (150%)
Michael D. McKee	1,125,000	2,250,000	3,375,000
Thomas M. Herzog	656,250	1,312,500	1,968,750
Peter A. Scott	350,000	700,000	1,050,000
Thomas M. Klaritch[1]	450,000	900,000	1,350,000
Troy E. McHenry	225,000	450,000	675,000

[1] Mr. Klaritch's Target award opportunity was increased from $637,500 to $900,000 in connection with his promotion to Executive Vice President and Chief Operating Officer on August 29, 2017.

Our Compensation Committee established the above award opportunities following a review of compensation data for peers with substantially similar roles and responsibilities prepared by FPL Associates (as described below under "Compensation Policies and Practices—Peer Company Comparison"). The award opportunities reflect the Committee's assessment of the applicable NEO's job position and responsibilities, experience, peer group data and individual performance.

With respect to each of the performance metrics, reaching the Threshold, Target or High achievement level results in a payout of 50%, 100% or 150%, respectively, of the Target award opportunity. Payout amounts between Threshold and Target or Target and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement level.

Compensation Committee Assessment and Determination of 2017 STIP Results

Company Performance Awards Reward Successful Execution of Our Strategic Priorities

Our Compensation Committee sets executive compensation performance targets consistent with the Company's strategic goals and in line with our publicly disclosed initial guidance for the performance year, as applicable, consistent with our past practice.

Target performance hurdles for normalized FFO per share and same store cash NOI growth were set at the mid-point of our initial guidance for 2017. With respect to normalized FFO per share, our 2017 performance targets were lower than 2016 performance targets because our 2017 guidance accounted for management's strategic plans for 2017, including the significant dispositions that were expected to occur during the year, which led to a smaller projected asset base and lower net income for 2017. With respect to same store cash NOI growth, our 2017 performance targets were set based on projected growth in the applicable segments and generally exceeded our 2016 targets (except for life science). We do not publicly disclose guidance for net debt to adjusted pro forma EBITDA, so the Target performance hurdle was set in relation to our internally budgeted expectations.

The following table reflects the Threshold, Target and High achievement levels established by our Compensation Committee, as well as the relative weighting and outcome of each element of the Company Performance Award:

Relative Weighting	2017 STIP Performance Metric	Threshold (50%)	Target (100%)	High (150%)	Actual Result[1]	Outcome
30%	Normalized FFO per share	$ 1.89	$ 1.92	$ 1.95	**$ 1.95**	▲ Met High
20%	Same Store Cash NOI Growth:[1]					
	6.15% Senior Housing Triple-Net	3.9%	4.4%	4.9%	**5.58%**	▲ Exceeded High
	3.07% Senior Housing Operating Portfolio	2.0%	2.5%	3.0%	**0.24%**	▼ Below Threshold
	5.35% Life Science	2.5%	3.0%	3.5%	**4.22%**	▲ Exceeded High
	5.43% Medical Office	2.0%	2.5%	3.0%	**2.95%**	▲ Target-High
15%	Net Debt to Adjusted Pro Forma EBITDA	6.9x	6.4x	5.9x	**6.58x**	▶ Threshold-Target
	Overall Corporate Performance Score:					▲ **Above Target**

[1] The relative weighting of each reportable segment is based on its contribution to total 2017 same store cash NOI growth.

Significantly Above-Target Operational Performance Results in a Company Performance Award Above Target

✓ Strong performance in our medical office, life-science and senior housing triple-net segments resulted in overall performance above Target for the Company Performance Award.

✓ Payouts are purely formulaic, calculated in accordance with the hurdles established by our Compensation Committee in early 2017.

✓ Each metric is paid out separately according to the achievement level—no value is paid for metrics with outcomes below Threshold. Payout amounts between Threshold, Target and High achievement levels are interpolated.

Individual Performance Awards Incentivize Individual Initiative and Achievement

The remaining 35% of the 2017 STIP award was based on individualized performance objectives and subject to the Company achieving normalized FFO of at least $1.42 per share, which we exceeded. In making award determinations, our Compensation Committee took into consideration the NEO's individual contributions to our financial and operational performance in 2017, as well as their individual accomplishments and performance relative to their objectives for the year. The Committee has discretion to award between 0% and 150% of the NEO's Target individual performance award opportunity.

Below are the individual achievements of our NEOs during 2017 that formed the basis for the Committee's award determinations:

Name	2017 Individual Accomplishments
Michael D. McKee	✓ Involved in key management hires and oversaw senior management team restructure and integration
	✓ Key leadership contributions associated with portfolio repositioning and strategic transactions
	✓ Effectively served as a liaison between our Board and executive management team
	✓ Chaired the Company's Investment Committee and provided leadership to restructure the investment selection, underwriting and approval process
	✓ Provided guidance and assistance for the implementation of the Company's strategic vision for its corporate culture and goals
	✓ Mentored the senior management team, helping to establish segment goals and objectives
Thomas M. Herzog	✓ Successfully developed and integrated new management team
	✓ Led the execution of Company objectives resulting in strong financial results, demonstrated by generally meeting or exceeding the Company's financial goals announced to investors
	✓ Worked in collaboration with senior management team to execute key strategic goal of reducing Brookdale exposure
	✓ Oversaw significant deleveraging transactions to improve balance sheet strength
	✓ Announced plans to dispose of non-core real estate and mezzanine debt with significant progress to date
	✓ Developed and implemented multi-year strategic plan to position the Company as a top tier healthcare real estate company
Peter A. Scott	✓ Appointed as our Executive Vice President and Chief Financial Officer in February 2017
	✓ Played a key role in negotiating portfolio repositioning transactions, including Brookdale Transactions announced in November 2017
	✓ Assisted in various complex transactions and demonstrated strong transaction structuring insights
	✓ Negotiated significant transactions to reduce Brookdale exposure and achieve key strategic goals
	✓ Led effort to strengthen balance sheet in 2017 by reducing leverage by $1.3 billion, including the successful tender of $500 million of bonds
	✓ Completed refinance of new $2.0 billion unsecured revolving credit facility that reduces the Company's funded interest cost for committed loans
	✓ Strengthened Accounting and Financial Planning and Analysis teams through key hires during the course of 2017 and assisted with improving systems and forecasting capabilities
	✓ Improved investor relations efforts through non-deal roadshows, presentations and increased outreach helping to better communicate our vision to investors, analysts and rating agencies

Name	2017 Individual Accomplishments
Thomas M. Klaritch	✓ Promoted to Executive Vice President and Chief Operating Officer in August 2017
	✓ Provided strong leadership and management of our medical office segment's successful year
	✓ Assumed leadership and management of our life science segment
	✓ Led internal reorganization to optimize department workflow and operations
	✓ Played a key role in the acquisition of multiple significant medical office and life science assets
	✓ Mobilized property managers and operators in the disaster preparedness and recovery efforts relating to two major hurricanes and extensive wildfires
	✓ Oversaw substantial development and redevelopment activities, including the first phase of development of Sierra Point in South San Francisco
	✓ Headed our internationally recognized sustainability efforts (see "Proxy Highlights—Sustainability Highlights")
Troy E. McHenry	✓ Significant leadership contributions associated with key repositioning and acquisition transactions, including negotiating all legal aspects
	✓ Successful execution of investments and financing transactions in direct support of the Company's strategic initiatives and objectives
	✓ Leadership in advancement of corporate governance best practices, stockholder outreach efforts, Board procedures and enhanced financial reporting
	✓ Continued execution and development of the Company's public disclosures, including expanded transparency in the areas of governance, compensation and sustainability
	✓ Significant process improvements and cost savings across legal department, including enhancement of organization roles and operations
	✓ Continued proactive management of the Company's litigation

Overall 2017 STIP Results

The following table summarizes the actual annual incentive awards paid to the NEOs under the 2017 STIP in February 2018 for the 2017 performance period based on the foregoing results and determinations.

Name	Actual Company Performance Award ($)	Actual Individual Performance Award ($)	Total Award ($)	Percent of Target
Michael D. McKee	1,855,134	262,866	2,118,000	**94.1%**
Thomas M. Herzog	1,082,161	600,839	1,683,000	**128.2%**
Peter A. Scott	577,153	245,847	823,000	**117.6%**
Thomas M. Klaritch	742,053	315,947	1,058,000	**117.6%**
Troy E. McHenry	371,027	157,973	529,000	**117.6%**

Scott Anderson was not a participant in the 2017 STIP. See "Potential Payments Upon a Termination or Change in Control—Severance Arrangements—Scott A. Anderson" for amounts paid to Mr. Anderson in connection with his termination.

LONG-TERM EQUITY INCENTIVE COMPENSATION

All 2017 equity awards were granted in the form of RSUs and PSUs. We have not awarded stock options since 2014. Mr. Scott received equity grants in connection with his initial compensation arrangements in lieu of a long-term equity award for 2017 performance, as described under "Management Transition Awards" below.

2017 Long-Term Incentive Plan

Our NEOs received long-term equity incentive awards under the 2017 LTIP, which awards are subject to the achievement of performance metrics and vesting criteria established by our Compensation Committee at the beginning of the performance period. The 2017 LTIP performance metrics and vesting criteria are illustrated in the graphic below.


100%
60%
3-year
Relative TSR
PSU Award
40%
Retentive
RSU Award

40% FTSE NAREIT Equity Health Care Index[1]
20% S&P 500 REIT Index[2]

3-YEAR CLIFF VESTING IF FUTURE RELATIVE PERFORMANCE HURDLE ACHIEVED

RESULT	HURDLES
Threshold[3]	25th Percentile (50% of PSU Grant)
Target	50th Percentile (100% of PSU Grant)
High	80th Percentile (200% of PSU Grant)

3-YEAR ANNUAL VESTING AFTER GRANT DATE, SUBJECT TO NORMALIZED FFO PER SHARE THRESHOLD

(1) Excludes QCP, CTRE, UHT, SNR, CHCT, MRT and GMRE due to size incomparability, as determined by our Compensation Committee.
(2) Excludes AMT, CCI and WY due to size or other incomparability, as determined by our Compensation Committee.
(3) Award is forfeited if below Threshold ranking.

60% of the 2017 LTIP award is subject to the Company's relative TSR ranking for the 3-year forward-looking performance period ending December 31, 2019 ("TSR-Based LTIP"), with 40% of the 2017 LTIP award measured against the FTSE NAREIT Equity Health Care Index (the "NAREIT Index") and 20% measured against the S&P 500 REIT Index (the "S&P Index"). Our Compensation Committee selected a relative TSR performance metric as the basis for our performance-based LTIP awards because it allows stockholders to evaluate the Company's performance in comparison to our peers, as selected by two independent, widely used REIT indexes. It also mitigates the impact of broad market trends that are not reflective of our actual performance.

The remaining 40% of the 2017 LTIP award vests in three equal annual installments beginning on the first anniversary of the grant date. This portion of the 2017 STIP was subject to a threshold normalized FFO per share hurdle for the 2017 performance year ("Retentive LTIP"). The Committee believes that the Retentive LTIP awards in the form of RSUs that vest over time independent of TSR promotes the retention of our talented management team, while still incentivizing a focus on long-term results because the ultimate value of the RSUs is tied to our stock price.

2017 LTIP Award Opportunities

Our Compensation Committee, in consultation with FPL Associates, approved target 2017 LTIP opportunities for the NEOs in February 2017, as set forth in the table below. The award opportunities were approved by the Committee based on its assessment of compensation data for peers with substantially similar roles and responsibilities provided by FPL Associates, each NEO's relative duties and responsibilities, and his or her impact on HCP's results. The table below reflects the target values of the 2017 LTIP awards approved by our Compensation Committee. The amounts reflected in the Grants of Plan Based Awards During 2017 table differ from the amounts below with respect to retentive LTIP awards due to rounding to the nearest whole share, and with respect to the TSR-based LTIP awards, due to calculating the grant date fair value based on a Monte Carlo valuation model in accordance with FASB ASC Topic 718.

Name	TSR-Based LTIP NAREIT Index ($)	TSR-Based LTIP S&P Index ($)	Retentive LTIP ($)	Total LTIP Opportunity ($)
Michael D. McKee	800,000	400,000	800,000	2,000,000
Thomas M. Herzog	1,575,000	787,500	1,575,000	3,937,500
Peter A. Scott[1]	N/A	N/A	N/A	N/A
Thomas M. Klaritch	381,080	190,540	381,080	952,700
Troy E. McHenry	360,000	180,000	360,000	900,000

[1] Mr. Scott received equity grants in connection with his initial compensation arrangements in lieu of a long-term equity award for 2017 performance, as described under "Management Transition Awards" below.

With respect to the TSR-Based LTIP awards, reaching the Threshold, Target or High achievement levels results in a payout of 50%, 100% or 200%, respectively, of the Target award opportunity. Payout amounts between Threshold and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement levels.

The Company exceeded the normalized FFO hurdle of at least $1.42 per share for the Retentive LTIP, and the first tranche of such awards vested for each of the NEOs in February 2018. Our Compensation Committee will make a determination regarding achievement of the TSR-Based LTIP performance criteria following the end of the performance period on December 31, 2019. If the performance period had ended on December 31, 2017, the 2017 TSR-Based LTIP awards would have resulted in $0 realized pay due to the failure to satisfy the Threshold relative TSR achievement level.

Other 2017 Equity Awards

Scott A. Anderson

Scott Anderson was not a participant in the 2017 LTIP. He was granted an annual retentive equity award in February 2017 with a grant date fair value of $360,020, based on our Compensation Committee's determination of his 2016 performance relative to his individual achievements for that year. Pursuant to the terms of the Severance Plan, under which he was a participant, his equity award remains outstanding subsequent to his termination and vests according to its original terms for two years, at which time the remaining unvested equity awards will become fully vested.

Peter A. Scott

For a description of equity awards granted to Peter A. Scott in connection with his initial appointment as our Executive Vice President and Chief Financial Officer, see "Management Transition Awards."

Status of LTIP Award Programs

The graphic below summarizes the performance periods and outcome, or projected outcome, of our TSR-Based LTIP awards in 2015, 2016 and 2017.

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2017

LTIP Performance Period	2014	2015	2016	2017	2018	2019	Status	% Payout
2014 3-Year LTIP		100% Completed					▼ Below Threshold and 100% Forfeited	0.0%
2015 3-Year LTIP		100% Completed					▼ Below Threshold and 100% Forfeited	0.0%
2015 1-Year LTIP		100% Completed					▼ Below Threshold and 100% Forfeited	0.0%
2016 3-Year LTIP			67% Completed				▼ Tracking Below Threshold	0.0%[1]
2017 3-Year LTIP				33% Completed			▼ Tracking Below Threshold	0.0%[1]

[1]   The performance period for these awards remains open and the payout percentage for these awards has not been determined. The payout percentage is reflected as 0% in the table to indicate that, if the performance period applicable to the award had ended as of December 31, 2017, the Company's relative TSR ranking considered for purposes of the awards would have been below the applicable Threshold level and the awards would have been forfeited. We make no prediction as to the future performance of our stock.

The performance periods for the 1-year and 3-year 2015 TSR-Based LTIP awards and the 2015 TSR-Based LTIP awards have been completed. In both cases, the entire award was forfeited because the Company did not achieve the Threshold relative TSR ranking.

The total amount realized with respect to the outstanding 2016 and 2017 TSR-Based LTIP awards will be determined following the 3-year performance periods ending December 31, 2018 and 2019, respectively. If the performance period had ended on December 31, 2017, the 2016 and 2017 TSR-Based LTIP awards would have resulted in $0 realized pay due to the failure to satisfy the Threshold relative TSR achievement level. None of our NEOs has any outstanding 2016 TSR-Based LTIP awards. One of our former executives has an outstanding 2016 TSR-Based LTIP award.

LTIP PAY FOR PERFORMANCE ALIGNMENT

The forfeiture or tracking forfeiture of all TSR-Based LTIP awards from 2015 through 2017 reflects strong pay-for-performance alignment with respect to the applicable performance periods. In all three years, our TSR performance lagged behind the average of our peers, and as a result, our NEOs did not realize any value for their TSR-Based LTIP awards.

2017 COMPENSATION DECISIONS

Our Compensation Committee oversees the design and administration of our executive compensation programs and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. The Committee considers analysis and advice from FPL Associates when making compensation decisions. Additionally, our President and CEO provides input to the Committee with respect to compensation decisions for our other executive officers based on market conditions, Company performance, and individual performance.

In establishing 2017 executive compensation, our Compensation Committee recognized that the pay levels for certain of our executive officers was well below the median compensation of similarly situated executives within our compensation peer group. As such, the Committee approved increases in several compensation components for certain of our executive officers, as follows:

- **Mr. McKee.** The Committee increased Mr. McKee's base salary in 2017 from $500,000 to $750,000 and increased his target 2017 STIP award opportunity from $2,000,000 to $2,250,000 to reflect his significant contributions to the Company during our executive management transitions and portfolio repositioning.

- **Mr. Herzog.** The Committee increased Mr. Herzog's base salary in 2017 from $650,000 to $750,000 to reflect his promotion to CEO effective January 1, 2017. In establishing Mr. Herzog's 2017 compensation, the Committee considered his anticipated roles and responsibilities, as well as compensation for similarly situated executives in our compensation peer group. Mr. Herzog's 2017 compensation remained below the median of his peers.

- **Mr. Klaritch.** The Committee increased Mr. Klaritch's base salary in 2017 from $400,000 to $600,000, increased his target 2017 STIP award opportunity from $591,940 to $900,000, and increased his target 2017 LTIP award opportunity from $840,000 to $952,700 in connection with his promotion to Executive Vice President and Chief Operating Officer effective August 29, 2017. In establishing Mr. Klaritch's 2017 compensation, the Committee considered his anticipated roles and responsibilities, as well as compensation for similarly situated executives in our compensation peer group. Mr. Klaritch's 2017 compensation remained below the median of his peers.

- **Mr. McHenry.** The Committee increased Mr. McHenry's base salary in 2017 from $400,000 to $450,000, increased his target 2017 STIP award opportunity from $400,000 to $450,000, and increased his target 2017 LTIP award opportunity from $500,000 to $900,000 to recognize his significant contributions to the Company and better align his compensation with similarly situated executives in our peer group. Mr. McHenry's 2017 base salary remained below the median of his peers.

MANAGEMENT TRANSITION AWARDS

In connection with his appointment as our Executive Vice President and Chief Financial Officer, Peter A. Scott was entitled to receive the following compensation, in addition to the base salary and 2017 STIP award as described above:

- A one-time make-whole RSU award with an aggregate grant date fair value of $1,000,000, which vests in equal annual installments over three years beginning on the first anniversary of the grant date, generally subject to Mr. Scott's continued employment on the applicable vesting date. This award was in lieu of, and not in addition to, a 2017 LTIP award.

- A one-time retentive RSU award with an aggregate grant date fair value of $2,500,000, which vests over six years with $500,000 vesting per year beginning on the second anniversary of the grant date, generally subject to Mr. Scott's continued employment on the applicable vesting date.

- A one-time make whole cash bonus of $650,000.

- Reimbursement for up to $85,000 of relocation and travel expenses, net of applicable withholding taxes. We gross-up relocation and related travel expenses so that our new executives receive an amount after taxes that fully reimburses their out-of-pocket moving expenses.

Our Committee determined that this compensation was reasonable and appropriate in light of Mr. Scott's qualifications, duties and responsibilities and the lost financial value he incurred in leaving his former position. Additionally, the Committee believes that granting equity awards with six-year vesting encourages retention of new executives.

The grant date fair value of the equity awards to Mr. Scott are reported in the Grants of Plan-Based Awards During 2017 table in the Executive Compensation Tables section below.

2018 EXECUTIVE COMPENSATION PROGRAM CHANGES

Our Compensation Committee determined to make several adjustments to our STIP in order to maintain strong alignment with the Company's goals and strategies for the coming year:

- Eliminated the same store cash NOI growth metric in our STIP due to expected portfolio adjustments in connection with our repositioning strategy, including our plans to sell a significant number of our senior housing assets, transition certain senior housing triple-net properties to our senior housing operating portfolio, and the uncertain timing of completing our announced non-core asset dispositions. The Committee also noted that same store cash NOI is not calculated consistently among REITs and therefore may not be a consistently reliable metric for comparing the Company's performance to peers. In light of the foregoing, the Committee determined that same store cash NOI growth was not a reliable STIP performance metric at the present time.

- Reallocated the 20% weighting from the eliminated same store cash NOI growth metric as follows: 15% to earnings (normalized FFO per share); and 5% to individual performance. The Committee allocated 15% to normalized FFO per share because it is a widely used indicator of REIT performance and an important component of the Company's financial performance guidance. The Committee allocated the remaining 5% to individual performance in order to provide the Committee with the discretion to award compensation commensurate with the Company's financial and operational performance during its transition period.

Our Compensation Committee also expanded the individuals participating in the STIP and LTIP given the nature of the participating individuals' responsibilities within the Company. No changes were made to our LTIP metrics or weighting for 2018 other than to include new entrants to the S&P Index.

COMPENSATION POLICIES AND PRACTICES

COMPENSATION RISK ASSESSMENT

We believe that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on us for the reasons outlined below.

Base salaries are fixed in amount and thus do not encourage inappropriate or excessive risk taking.

Our executive incentive compensation balances quantitative and qualitative performance assessments. While our annual cash incentive plan focuses on annual goals, we cap awards under the plan and require a threshold level of Company performance. Only once a pre-determined threshold is met are our executives also eligible for a cash incentive award based on individual performance criteria. This individual performance award may only be reduced from the High achievement level (and not increased) by our Compensation Committee based on any factors it deems appropriate. The Committee believes that the STIP appropriately balances risk and the desire to focus executives on specific annual goals important to our success.

A substantial portion of our executives' compensation is in the form of equity awards to further align executive and stockholder interests. Our Compensation Committee believes that the LTIP awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our performance and stock price, and because the awards are subject to long-term vesting schedules based on forward-looking performance goals. Additionally, our stock ownership guidelines help ensure that executives have significant value tied to our performance.

Furthermore, as discussed below, the executive officers are subject to a clawback policy, which permits us to recover incentive compensation received by such officers in the event the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under securities laws.

POLICY REGARDING EXECUTIVE EMPLOYMENT AGREEMENTS	In May 2016, our Board adopted the Severance Plan and amended our Executive Change in Control Severance Plan (the "CIC Plan") (as both are further described under "Potential Payments upon a Termination or Change in Control Severance Arrangements" below) to provide severance protections without the use of individual employment agreements with the Company's executives. Our severance plans, in lieu of contractual arrangements, provide standardized severance benefits for our executives. Our general policy against executive employment agreements also eliminates guaranteed base salaries and incentive levels, which allows the Company to focus on pay for performance and other factors that our Compensation Committee deems relevant in setting executive compensation, without contractual restrictions.
COMPENSATION CONSULTANT	Our Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants, and other outside experts or advisors. Since November 2008, the Committee has retained FPL Associates as its outside independent compensation consultant. For 2017, FPL Associates advised the Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. FPL Associates also reviewed comparable equity REITs for 2017 and assisted the Committee with obtaining and evaluating current executive compensation data for these companies. The Committee made its 2017 compensation decisions, including those with respect to the NEOs, after consulting with FPL Associates. FPL Associates reports directly to our Compensation Committee and works with management only as directed by the Committee. During 2017, FPL Associates did not perform work for HCP other than pursuant to its engagement by the Committee. The Committee has assessed the independence of FPL Associates and concluded that its engagement of FPL Associates does not raise any conflict of interest with HCP or any of its directors or executive officers.
ADOPTION OF A COMPENSATION PEER GROUP	In developing our 2017 executive compensation program, our Compensation Committee considered market and peer data provided by FPL Associates. Based on FPL Associates' recommendations, the Committee selected the following companies as our comparable compensation peer group for 2017. There were no changes from the 2016 peer group.

- AvalonBay Communities, Inc.
- Boston Properties, Inc.
- Digital Realty Trust, Inc.
- Equity Residential
- Essex Property Trust, Inc.
- General Growth Properties, Inc.
- Host Hotels & Resorts, Inc.
- Kimco Realty Corporation
- Prologis, Inc.
- Public Storage
- Realty Income Corporation
- Ventas, Inc.
- VEREIT, Inc.
- Vornado Realty Trust
- Welltower Inc.

In light of our Company's smaller size following our repositioning transactions during 2016 and 2017, our Compensation Committee determined to revise our compensation peer group for purposes of establishing 2018 executive compensation. The Committee removed Prologis, Inc. and Public Storage, the two largest REITs (by market capitalization) in the 2017 peer group, and added Alexandria Real Estate Equities, Inc. and Regency Centers Corporation, which had lower market capitalizations than we did at the time of the Committee's determination.

PEER COMPANY COMPARISON

The peer companies selected for 2017 consist of S&P 500 equity REITs with market capitalizations our Compensation Committee believed comparable to HCP. In making its compensation comparisons, the Committee took into account, among other things, HCP's enterprise value, market capitalization and total assets compared to the peer companies, as shown below:

AS OF DECEMBER 31, 2017*
(in billions)



Enterprise Value
- HCP: $20.2
- Median: $33.2
- Mean: $30.8

Market Capitalization
- HCP: $12.4
- Median: $22.4
- Mean: $20.9

Total Assets
- HCP: $14.1
- Median: $18.4
- Mean: $18.5

■ HCP   ■ Median   ■ Mean

*   Source: S&P Global for Market Capitalization and Total Assets; KeyBanc for Enterprise Value.

COMPENSATION ASSESSMENT

In early 2017, our Compensation Committee reviewed compensation data for executives at peer companies with positions comparable to those held by the NEOs. This data consisted of base salary, annual cash incentive award and equity award information, as well as total direct compensation paid by each of the peer companies as reflected in their proxy statements and related public filings. Although the Committee reviewed and discussed the compensation data provided by FPL Associates to help inform its decision making process, the Committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described above, the peer group data is only one point of information taken into account by the Committee in making compensation decisions.

Except as otherwise discussed in our CD&A, with respect to the objective performance criteria that form the basis of our executive compensation program, our Compensation Committee's executive compensation decisions for 2017 were subjective and the result of the Committee's business judgment, which is informed by the experiences of the members of the Committee, input and peer group data provided by FPL Associates, and the Committee's overall assessment of executive compensation trends.

STOCK OWNERSHIP GUIDELINES	Our Compensation Committee believes that ownership of HCP securities promotes our executives' focus on our long-term business objectives. Our stock ownership guidelines accordingly provide that executives at the level of executive vice president, senior managing director, or higher own minimum levels of common stock and unvested stock awards (collectively, "HCP eligible securities"). All executives are required to achieve their mandatory holdings within five years of the adoption of the program or, as to newly hired or promoted executives, within five years of becoming subject to the guidelines.
	Once subject to the guidelines, our CEO is required to own HCP eligible securities with a value equal to at least 10 times his base salary, and our other NEOs are required to own HCP eligible securities with a value equal to at least six times their base salaries. Each of the other executive officers is required to own HCP eligible securities with a value equal to at least three times his base salary.
	All of our NEOs who are subject to the stock ownership guidelines currently satisfy the ownership requirements.
CLAWBACK POLICY	Our Board has adopted a clawback policy that enables us to require reimbursement or cancellation of any portion of a cash or equity incentive award or other payment received by an executive officer in circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under the securities laws.
ANTI-HEDGING POLICY	Our Board recognizes that hedging against losses in HCP securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders. For this reason, officers, directors and employees are prohibited from entering into short sales of our common stock, trading in "puts" and "calls" or other derivative securities that relate to our common stock, and hedging or monetization transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of HCP securities.
ANTI-PLEDGING POLICY	Our Board recognizes that a forced margin sale or foreclosure sale of HCP securities may negatively impact our stock price or violate our insider trading policy. Accordingly, our Board adopted a policy that prohibits officers, directors and employees from holding HCP securities in a margin account or pledging HCP securities as collateral for a loan.
NO CHANGE-IN-CONTROL TAX GROSS-UPS	None of our NEOs are entitled to a tax gross-up payment in the event they are subject to excise taxes imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").
TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION	Section 162(m) of the Code generally limits the deductibility of compensation paid to our current and former executive officers that exceeds $1 million during the tax year. The recently enacted Tax Cuts and Jobs Act (the "Jobs Act") made substantial changes to Section 162(m) of the Code. Pursuant to the Jobs Act, certain awards granted before November 2, 2017 that were based upon attaining pre-established performance measures that were set by our Compensation Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit.
	As one of the factors in its consideration of compensation matters, our Compensation Committee notes this deductibility limitation. However, the Committee generally has the flexibility to take any compensation-related actions that it determines are in the Company's and its stockholders best interest, including designing and awarding compensation for our executive officers that is not fully deductible for tax purposes. In addition, we qualify as a REIT under the Code and are not subject to federal income taxes, meaning that the payment of compensation that is not deductible under Section 162(m) does not have a material adverse consequence to us as long as we qualify as a REIT under the Code. Furthermore, there can be no assurance that any compensation will in fact be deductible.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE—2017

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our NEOs for 2017, 2016 and 2015, in the manner and format required under applicable SEC rules. Only Mr. Klaritch was an NEO in 2015, and therefore 2015 compensation information for the other NEOs is not included below.

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[3]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael D. McKee[4]	2017	750,000	—	2,311,309	—	2,118,000	—	1,200	5,180,509
Former Executive Chairman	2016	500,000	—	2,579,883	—	2,000,000	—	750,000	5,829,883
Thomas M. Herzog	2017	750,000	—	4,550,423	—	1,683,000	—	327,577	7,311,000
Chief Executive Officer	2016	334,849	—	3,634,579	—	1,600,000	—	603,940	6,173,368
Peter A. Scott[5]	2017	487,500	650,000	3,500,132	—	823,000	—	187,227	5,647,859
Executive Vice President and Chief Financial Officer									
Thomas M. Klaritch[6]	2017	485,156	—	1,101,069	—	1,058,000	—	10,800	2,655,025
Executive Vice President	2016	400,000	—	888,836	—	591,940	—	10,600	1,891,376
and Chief Operating Officer	2015	386,250	—	800,126	—	577,500	—	10,600	1,774,476
Troy E. McHenry	2017	450,000	—	1,040,142	—	529,000	—	10,800	2,029,942
Executive Vice President, General Counsel and Corporate Secretary	2016	400,000	100,000	521,828	—	400,000	—	510,600	1,932,428
Scott A. Anderson[7]	2017	257,833	—	360,020	4,787	231,000	—	1,637,872	2,491,512
Former Executive Vice President and Chief Accounting Officer	2016	400,000	—	371,869	—	360,030	—	395,600	1,527,499

[1] The amounts reported in column (e) of the table above for each fiscal year reflect the fair value on the grant date of the stock awards granted to the NEO during the fiscal year. These grant date fair values include, in each case and as applicable, both annual equity awards and any one-time equity awards, such as awards in connection with a new hire or for retention purposes as described in footnote (4) below. For the grant date fair value of each stock award granted to an NEO in 2017, see the "Grants of Plan-Based Awards During 2017" table. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company's consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (e), see the discussion of stock awards and option awards contained in Note 15—Compensation Plans to HCP's Consolidated Financial Statements, included as part of our Annual Report. As to PSUs awarded to the NEOs, the grant date fair value of the awards included in column (e) for the year of grant reflects the performance outcome that we believed was probable for these purposes when the awards were granted. The following table presents the grant date fair values of the PSUs under two sets of assumptions: (i) assuming that the annual performance target would be achieved, which we originally judged to be the probable outcome, and (ii) assuming that the highest level of performance conditions would be achieved:

Name	2017 ($)		2016 ($)		2015 ($)	
	Grant Date Fair Value (Based on Probable Outcome)	Grant Date Fair Value (Based on Maximum Performance)	Grant Date Fair Value (Based on Probable Outcome)	Grant Date Fair Value (Based on Maximum Performance)	Grant Date Fair Value (Based on Probable Outcome)	Grant Date Fair Value (Based on Maximum Performance)
Michael D. McKee	1,511,307	3,022,613	—	—	—	—
Thomas M. Herzog	2,975,407	5,950,813	1,550,471	2,584,118	—	—
Peter A. Scott	—	—	—	—	—	—
Thomas M. Klaritch	719,948	1,439,895	—	—	—	—
Troy E. McHenry	680,123	1,360,246	—	—	—	—
Scott A. Anderson	—	—	—	—	—	—

[2] As described under "—2017 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A, each of our NEOs received an annual cash incentive award for 2017, which, in each case, is reported in column (g).

[3] The 2017 amounts reported in column (i) consist of the items set forth in the following table. Our Compensation Committee approved relocation and travel reimbursements for Messrs. Herzog and Scott of $150,000 and $85,000, respectively, net of applicable withholding taxes, to reimburse out-of-pocket expenses incurred in connection with their relocations to our Irvine, California location. We gross-up relocation and related travel expenses so that our new executives receive an amount after taxes that fully reimburses their out-of-pocket moving expenses. The relocation and travel column below reflects amounts actually paid for such reimbursements to account for applicable withholding taxes. Information regarding severance payments to Mr. Anderson is included under "—Potential Payments upon a Termination or Change in Control—Severance Arrangements."

Name	401(k) Matching Contribution ($)	Severance ($)	Accrued Vacation ($)	Relocation/ Travel ($)	Medical Stipend ($)	Total ($)
Michael D. McKee	—	—	—	—	1,200	1,200
Thomas M. Herzog	10,800	—	—	316,777	—	327,577
Peter A. Scott	10,083	—	—	177,144	—	187,227
Thomas M. Klaritch	10,800	—	—	—	—	10,800
Troy E. McHenry	10,800	—	—	—	—	10,800
Scott A. Anderson	10,800	1,597,211	29,861	—	—	1,637,872

[4] Mr. McKee stepped down as our Executive Chairman effective March 1, 2018.

[5] Mr. Scott was appointed as our Executive Vice President and Chief Financial Officer effective February 13, 2017. The amount listed in column (d) for Mr. Scott reflects a one-time cash bonus paid in connection with his initial employment. The amount listed in column (e) for Mr. Scott reflects (i) a one-time grant of RSUs made in connection with his initial employment and (ii) a one-time retention equity award of RSUs, as described under "—Management Transition Awards" above.

[6] Mr. Klaritch was promoted to Executive Vice President and Chief Operating Officer effective August 29, 2017.

[7] Mr. Anderson's employment with the Company ended effective August 17, 2017. Compensation Amounts reflect ordinary 2017 compensation as well as amounts paid in connection with his employment termination pursuant to our Severance Plan. See "Potential Payments upon a Termination or Change in Control—Severance Arrangements." The amount reported in column (f) reflects the incremental fair value recognized in connection with the modification of Mr. Anderson's options following his termination in accordance with the terms of the Severance Plan, calculated in accordance with FASB ASC Topic 718.

GRANTS OF PLAN-BASED AWARDS DURING 2017

The following table presents information regarding the incentive awards granted to our NEOs during 2017, in the manner and format required under applicable SEC rules.

Name		Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payments Under Equity Incentive Plan Awards			All Other Stock Awards Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(l)
Michael D. McKee	Annual Incentive	—	1,125,000	2,250,000	3,375,000	—	—	—	—	—	—
	LTIP RSU	2/13/2017	—	—	—	—	—	—	25,932	—	800,002
	LTIP PSU NAREIT	2/13/2017	—	—	—	12,966	25,932	51,864	—	—	997,078
	LTIP PSU S&P	2/13/2017				6,483	12,966	25,932	—	—	514,229
Thomas M. Herzog	Annual Incentive	—	656,250	1,312,500	1,968,750	—	—	—	—	—	—
	LTIP RSU	2/13/2017	—	—	—	—	—	—	51,054	—	1,575,016
	LTIP PSU NAREIT	2/13/2017	—	—	—	25,527	51,054	102,108	—	—	1,963,011
	LTIP PSU S&P	2/13/2017				12,764	25,527	51,054	—	—	1,012,396
Peter A. Scott	Annual Incentive	—	350,000	700,000	1,050,000	—	—	—	—	—	
	Make-Whole Award[1]	2/13/2017	—	—	—	—	—	—	32,415	—	1,000,003
	Retentive Award[2]	5/15/2017	—	—	—	—	—	—	80,390	—	2,500,129
Thomas M. Klaritch	Annual Incentive	—	450,000	900,000	1,350,000	—	—	—	—	—	—
	LTIP RSU	2/13/2017	—	—	—	—	—	—	12,354	—	381,121
	LTIP PSU NAREIT	2/13/2017	—	—	—	6,177	12,353	24,706	—	—	474,969
	LTIP PSU S&P	2/13/2017	—	—	—	3,089	6,177	12,354	—	—	244,979
Troy E. McHenry	Annual Incentive	—	225,000	450,000	675,000	—	—	—	—	—	—
	LTIP RSU	2/13/2017	—	—	—	—	—	—	11,670	—	360,020
	LTIP PSU NAREIT	2/13/2017	—	—	—	5,835	11,670	23,340	—	—	448,708
	LTIP PSU S&P	2/13/2017	—	—	—	2,918	5,835	11,670	—	—	231,415
Scott A. Anderson	Annual Equity	2/13/2017	—	—	—	—	—	—	11,670	—	360,020
	Option Modification[3]	8/17/2017	—	—	—	—	—	—	—	—	4,787

[1] Represents one-time make-whole equity award granted in connection with Mr. Scott's employment.

[2] Represents retentive equity award subject to six-year vesting.

[3] The amount reported in column (l) reflects the incremental fair value recognized in connection with the modification of Mr. Anderson's options following his termination in accordance with the terms of the Severance Plan, calculated in accordance with FASB ASC Topic 718.

DESCRIPTION OF PLAN-BASED AWARDS

2014 Plan

All 2017 awards reported in the above table were granted under, and are subject to, the 2014 Plan, approved by our stockholders on May 1, 2014. Our Compensation Committee administers the 2014 Plan and has the authority to interpret its provisions and make all required determinations thereunder.

Non-Equity Incentive Plan Awards

Our NEOs' 2017 non-equity incentive awards reported in the above table are described under "2017 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A.

Equity Incentive Awards

The Grants of Plan-Based Awards During 2017 table above reflects the PSU and RSU awards granted to our eligible NEOs, as described under "2017 NEO Compensation—Long-Term Equity Incentive Compensation" and "—Management Transition Awards" in our CD&A. Each PSU and RSU represents a contractual right to receive one share of our common stock, subject to the applicable time-based and performance-based vesting requirements.

2017 3-Year LTIP PSUs

The PSUs granted in respect of the 2017 3-Year LTIP cliff vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2017 through December 31, 2019. If the employment of an NEO terminates due to death, disability or a qualified retirement or if HCP terminates the NEO without cause or the NEO terminates his or her employment for good reason, the PSUs will remain outstanding during the performance period and the eligible NEO will receive the number of units earned, if any, had the NEO remained employed with the Company until the end of the performance period. For each NEO, if there is a change in control of HCP during the performance period, the performance period for the PSUs will be shortened and performance will be determined based on such shortened period.

2017 Retentive LTIP RSUs

RSUs granted in respect of the 2017 Retentive LTIP vest in equal installments on the first, second and third anniversaries of the grant date subject to a performance hurdle related to normalized FFO per share for the 2017 performance period, which we exceeded. If the NEO's employment terminates due to death, disability or a qualified retirement or if HCP terminates the NEO without cause or the NEO terminates his or her employment for good reason, the RSUs will fully vest as of the severance date. In the event of a change in control of HCP, the RSUs will be treated in accordance with the CIC Plan.

Other 2017 RSUs

The initial make-whole RSUs granted to Mr. Scott in February 2017 in connection with his employment vest in equal installments on the first, second and third anniversaries of the grant date, generally subject to his continued employment as of the applicable vesting date. Additionally, in order to reinforce the Company's commitment to the long-term retention of senior management, in May 2017 Mr. Scott received a one-time retention award of RSUs that vests over six years, with $500,000 vesting per year beginning on the second anniversary of the grant date, generally subject to his continued employment as of the applicable vesting date. All of the foregoing RSUs fully vest as of the severance date if the executive's employment terminates due to death, disability or a qualified retirement or if HCP terminates the executive without cause or the executive terminates his employment for good reason. In the event of a change in control of HCP, the RSUs will be treated in accordance with the CIC Plan.

Other Terms

Vested RSUs and PSUs are payable in an equal number of shares of our common stock. Payment will generally be made as the units vest. The NEO does not have the right to vote or dispose of the units, but does have the right to receive dividend equivalents in the form of cash payments based on the amount of dividends paid by HCP during the term of the award on a number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period with respect to the 2017 3-Year LTIP PSUs will instead accrue and be paid at the end of the performance period based on the number of units actually earned if the related threshold performance requirement for the award is satisfied (and forfeited in whole if the related threshold performance goal is not satisfied).

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2017

The following table presents, in the manner and format required under applicable SEC rules, information regarding the outstanding equity awards held by each of our NEOs at December 31, 2017.

		Option Awards				Stock Awards			
Name	Award Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan: Market or Payout Value of Unearned Shares, Units or Other Rights Have Not Vested ($)[1]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael D. McKee	2/13/2017	—	—	—	—	25,932[2]	676,307	—	—
	2/13/2017	—	—	—	—	—	—	25,932[3]	676,307
	2/13/2017	—	—	—	—	—	—	12,966[3]	338,153
	5/9/2016	—	—	—	—	53,225[4]	1,388,108	—	—
Thomas M. Herzog	2/13/2017	—	—	—	—	51,054[2]	1,331,488	—	—
	2/13/2017	—	—	—	—	—	—	51,054[3]	1,331,488
	2/13/2017	—	—	—	—	—	—	25,527[3]	665,744
	6/27/2016	—	—	—	—	89,669[5]	2,338,568	—	—
Peter A. Scott	5/15/2017	—	—	—	—	80,390[6]	2,096,571	—	—
	2/13/2017	—	—	—	—	32,415[2]	845,383	—	—
Thomas M. Klaritch	2/13/2017	—	—	—	—	12,354[2]	322,192	—	—
	2/13/2017	—	—	—	—	—	—	12,353[3]	322,166
	2/13/2017	—	—	—	—	—	—	6,177[3]	161,096
	2/1/2016	—	—	—	—	17,347[7]	452,410	—	—
	2/2/2015	—	—	—	—	6,344[8]	165,452	—	—
	2/3/2014	31,759	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	18,293	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	14,955	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	25,028	—	32.16	1/27/2021	—	—	—	—
	1/29/2010	35,014	—	24.67	1/29/2020	—	—	—	—
	1/30/2009	82,532	—	20.31	1/30/2019	—	—	—	—
	1/25/2008	51,719	—	27.80	1/25/2018	—	—	—	—
Troy E. McHenry	2/13/2017	—	—	—	—	11,670[2]	304,354	—	—
	2/13/2017	—	—	—	—	—	—	11,670[3]	304,354
	2/13/2017	—	—	—	—	—	—	5,835[3]	152,177
	2/1/2016	—	—	—	—	10,576[7]	275,822	—	—
	2/2/2015	—	—	—	—	1,885[8]	49,161	—	—
	2/3/2014	7,727	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	3,807	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	3,264	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	7,126	—	32.16	1/27/2021	—	—	—	—
Scott A. Anderson[9]	2/13/2017	—	—	—	—	11,670[10]	304,354	—	—
	2/3/2014	14,178	—	33.79	8/17/2018	—	—	—	—
	1/28/2013	8,294	—	40.83	8/17/2018	—	—	—	—
	1/30/2012	5,524	—	36.23	8/17/2018	—	—	—	—
	1/27/2011	5,970	—	32.16	8/17/2018	—	—	—	—
	1/29/2010	3,335	—	24.67	8/17/2018	—	—	—	—

[1] The dollar amounts shown in columns (h) and (j) are determined by multiplying the number of shares or units reported in columns (g) or (i), respectively, by $26.08 (the closing price of our common stock on the last trading day of 2017).

[2] The unvested portions of this award are scheduled to vest in three equal installments on February 13, 2018, 2019 and 2020.

[3] Subject to the satisfaction of applicable performance criteria, the unvested portions of this award are scheduled to vest upon certification of the performance results by our Compensation Committee following the performance period ending December 31, 2019. The number of shares reported is based on the achievement of Target performance goals.

[4] The unvested portions of this award are scheduled to vest in two equal installments on May 9, 2018 and 2019.

[5] The unvested portions of this award are scheduled to vest in two equal installments on June 27, 2018 and 2019.

[6] The unvested portions of this award are scheduled to vest in five equal installments on May 15, 2019, 2020, 2021, 2022 and 2023.

[7] The unvested portions of these awards are scheduled to vest in two equal installments on February 1, 2018 and 2019.

[8] The unvested portion of these awards is scheduled to vest on February 2, 2018.

[9] Pursuant to the terms of the Severance Plan, of which Mr. Anderson was a participant, his option awards remain exercisable until the 1-year anniversary of his termination date.

[10] The unvested portions of this award are scheduled to vest in three equal installments on February 13, 2018, February 13, 2019 and August 17, 2019.

OPTION EXERCISES AND STOCK VESTED DURING 2017

The following table presents information regarding the exercise of stock options by NEOs during 2017 and the vesting of other stock awards during 2017 that were previously granted to our NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
(a)	(b)	(c)	(d)	(e)
Michael D. McKee	—	—	32,072	972,662
Thomas M. Herzog	—	—	44,835	1,316,800
Peter A. Scott	—	—	—	—
Thomas M. Klaritch	—	—	24,505	740,930
Troy E. McHenry	—	—	9,279	280,840
Scott A. Anderson[2]	—	—	20,573	611,593

[1] The dollar amount shown in column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per share closing price of HCP common stock on the trading day prior to the vesting date. The values reported in the table above do not represent the actual cash value realized by the named individual upon the vesting of shares to the extent such individual did not immediately sell the shares upon vesting.

[2] For Mr. Anderson, the amounts reported in columns (d) and (e) above include shares acquired upon accelerated vestings in connection with his termination of employment. The vested shares were delivered to Mr. Anderson on February 19, 2018. See "Potential Payments upon a Termination or Change in Control – Severance Arrangements – Scott A. Anderson."

POTENTIAL PAYMENTS UPON A TERMINATION OR CHANGE IN CONTROL

The following section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with HCP and/or a change in control of HCP. You should read this section in combination with "Description of Plan-Based Awards—Equity Incentive Awards" above, which describes the treatment of outstanding equity-based awards held by our NEOs upon a termination or change in control of HCP.

SEVERANCE PLANS

Executive Severance Plan

We provide competitive severance benefits to attract and retain key employees with outstanding talent and ability. On May 6, 2016, our Compensation Committee approved the Severance Plan, effective as of the same date. The Committee determined that the adoption of the Severance Plan in lieu of entering into individual employment agreements with our executives was consistent with compensation best practices. See "Compensation Policies and Practices—Policy Regarding Executive Employment Agreements" in our CD&A.

The Severance Plan is intended to provide severance benefits to employees who are selected by our Compensation Committee to participate, including each NEO, upon a termination of employment by us without "cause" (as defined in the Severance Plan) other than in circumstances in which the participant would receive benefits under the CIC Plan (described under "—Executive Change in Control Severance Plan" below). Upon a qualifying termination of employment, an NEO will generally be entitled to receive the following benefits under the Severance Plan: (i) cash installment payments equal to two times the sum of (a) the NEO's base salary plus (b) the target bonus in effect for the year of termination plus (c) the expected cost of the NEO's COBRA premiums for medical coverage for 12 months; and (ii) a lump sum cash payment equal to the NEO's pro-rated annual cash incentive award amount for the year of termination, paid at such time as the award would have been paid had the NEO not been terminated.

In addition, the NEO's outstanding unvested equity awards (other than performance-based awards) will generally become fully vested under the Severance Plan upon a qualifying termination of employment, except that unvested RSU awards will continue to vest according to their terms for 24 months, at which time any awards that remain unvested will become fully vested. The NEO's outstanding performance-based equity awards will continue in accordance with their terms with respect to the performance requirements following the qualifying termination of the executive's employment, although such awards will become fully vested with respect to any time-based vesting requirements.

An NEO's right to receive benefits under the Severance Plan is subject to his or her execution of a general release of claims against us, and his or her agreement to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants.

Payments (or benefits payable) to an NEO under the Severance Plan will, to the extent applicable, either be reduced to avoid excise taxes under Sections 280G and 4999 of the Code or be paid in full (with the NEO paying any such excise taxes), whichever option places the NEO in the best after-tax position.

Executive Change in Control Severance Plan

All of our current officers are participants in the CIC Plan. Under the CIC Plan, if a change in control of HCP occurs during the term of the CIC Plan and a participant's employment with HCP is terminated by HCP without cause or by the participant for good reason within the two-year period following the change in control, the participant will generally be entitled to receive the following benefits: (i) a cash lump sum payment equal to the participant's severance multiplier (which is two for all NEOs, other than Mr. Herzog, who has a severance multiplier of three) times the sum of (a) the participant's base salary plus (b) the target bonus in effect for the year of termination; (ii) a lump sum cash payment equal to the expected cost of premiums for medical coverage pursuant to COBRA for the number of years represented by the severance multiplier; (iii) if not then fully vested, full vesting in the participant's benefits under HCP's non-qualified retirement plans plus a lump sum cash payment equal to the participant's then unvested benefits under HCP's 401(k) plan; and (iv) a lump sum cash payment equal to the participant's pro-rated target annual bonus for the year of termination. For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan.

In addition, in the event a participant is entitled to severance benefits under the CIC Plan, the participant's equity-based awards (other than performance-based awards), to the extent then outstanding and not otherwise vested, will generally become fully vested, and the participant's outstanding stock options will generally remain exercisable for one year (two years for each individual serving as CEO or Executive Chairman) after the date of termination of the participant's employment (but in no event later than the expiration date of the option). Except as otherwise specifically provided in the applicable award agreement, the participant's equity-based awards that are then outstanding and subject to performance-based vesting requirements will continue in accordance with their terms with respect to the performance requirements, although such awards will become fully vested with respect to any time-based vesting requirements. As noted above, equity-based awards outstanding under the 2014 Plan will also generally vest if the awards are to be terminated in connection with the transaction and not assumed or continued by an acquiring entity. If the awards had been terminated in such circumstances on December 31, 2017, the equity acceleration value included in the table below in "Estimated Severance and Change in Control Benefits—Change in Control Severance Benefits" would be provided in connection with the termination of the awards and would not be included again if the NEO's employment subsequently terminated.

A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of HCP upon the termination of the participant's employment. Participants are also subject to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants under the CIC Plan. Participants in the CIC Plan are not entitled to tax gross-ups under the CIC Plan or any other agreement with the Company.

Severance Arrangements

Scott A. Anderson

On August 17, 2017, Scott A. Anderson's employment with the Company terminated. Mr. Anderson was entitled to receive severance benefits pursuant to the Severance Plan, subject to the execution of a general release of claims against the Company. Accordingly, Mr. Anderson will receive approximately $1.6 million in cash severance to be paid over 24 months, as well as a partial year cash bonus payment for 2017 of approximately $230,000 that was paid upon his departure. In addition, Mr. Anderson's unvested RSUs awarded before May 6, 2016 vested immediately upon his departure. Unvested RSUs awarded after May 6, 2016 continue to vest according to their original vesting schedule for two years, after which the vesting of any remaining unvested RSUs will be accelerated. Mr. Anderson's stock options remain exercisable for 12 months following his departure.

Michael D. McKee

On March 1, 2018, Michael D. McKee's employment with the Company terminated. Mr. McKee was entitled to received severance benefits pursuant to the Severance Plan, subject to the execution of a general release of claims against the Company. Accordingly, Mr. McKee received approximately $6.0 million in cash severance to be paid over 24 months. Additionally, Mr. McKee may be entitled to receive a prorated 2018 cash incentive bonus payment with respect to the company performance-based portion of his 2018 STIP opportunity, which is entirely at risk of forfeiture because it is based on final performance results for 2018.

Pursuant to the contractual terms under which they were issued, Mr. McKee's unvested equity awards vest as follows: (i) RSUs granted on May 9, 2016 will remain outstanding and continue to vest and be settled in accordance with the original vesting schedule; (ii) PSUs granted on February 13, 2017 will remain outstanding and may vest and be settled based on the Company's TSR performance during the performance period; and (iii) RSUs granted on February 13, 2017 vested in full upon his departure.

ESTIMATED SEVERANCE AND CHANGE-IN-CONTROL BENEFITS

Severance Benefits

The following table presents our estimate of the amount of the benefits to which the NEOs would have been entitled had their employment terminated under the indicated circumstances pursuant to the terms of the Severance Plan on December 31, 2017. The chart assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of employment.

Name	Termination by HCP Without Cause[1]				Termination Due to Executive's Retirement, Death or Disability[1]			
	Cash Severance ($)[3]	Continuation of Health/Life Benefits ($)[4]	Equity Acceleration ($)[5]	Total ($)	Cash Severance ($)	Continuation of Health Benefits ($)[4]	Equity Acceleration ($)[5]	Total ($)
Michael D. McKee[2]	8,118,000	3,247	3,078,874	11,200,121	—	—	3,078,874	3,078,874
Thomas M. Herzog	5,808,000	41,026	5,667,288	11,516,314	—	—	5,667,288	5,667,288
Peter A. Scott	3,323,000	39,936	2,941,954	6,304,890	—	—	2,941,954	2,941,954
Thomas M. Klaritch	4,058,000	29,293	1,423,316	5,510,609	—	—	1,423,316	1,423,316
Troy E. McHenry	2,329,000	62,946	1,085,867	3,477,813	—	—	1,085,867	1,085,867

[1] Mr. Anderson has been omitted from this table as his employment was terminated prior to December 31, 2017. Information regarding payments to Mr. Anderson in connection with his termination is included under "—Severance Arrangements."

[2] Amounts in this table reflect a hypothetical termination effective December 31, 2017 and differ from amounts actually paid to Mr. McKee in connection with his employment termination effective March 1, 2018. Information regarding payments to Mr. McKee in connection with his termination is included under "—Severance Arrangements."

[3] As described above under "—Severance Plans—Executive Severance Plan" and as quantified in this column, the Severance Plan provides for a cash severance payment in the event of a qualifying termination of employment based on a multiple of base salary and annual bonus. For purposes of the Severance Plan, the annual bonus component of the severance payment is based on such individual's target bonus amount in effect on the date of termination. Additionally, the Severance Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2017, would have resulted in the following awards: Mr. McKee, $2,118,000; Mr. Herzog, $1,683,000; Mr. Scott, $823,000; Mr. Klaritch, $1,058,000; and Mr. McHenry, $529,000.

[4] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for a period of two years.

[5] These columns report the intrinsic value of the unvested portions of the executive's equity awards that would accelerate in the circumstances described above. For RSU awards, this value is calculated by multiplying $26.08 (the closing price of our common stock on the last trading day of 2017) by the number of units subject to the accelerated portion of the award. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels.

Change-in-Control Severance Benefits

The following table presents our estimate of the benefits to which each of the NEOs would have been entitled had a change in control occurred on December 31, 2017 (and, as applicable, the executive's employment with HCP had terminated under the circumstances described above on such date before any excise-tax reduction under our CIC Plan described above).

Name[1]	Cash Severance ($)[2]	Continuation of Health/Life Benefits ($)[3]	Equity Acceleration ($)[4]	Total ($)
Michael D. McKee	11,118,000	4,870	3,078,874	14,201,744
Thomas M. Herzog	7,870,500	61,539	5,667,288	13,599,327
Peter A. Scott	3,323,000	39,936	2,941,954	6,304,890
Thomas M. Klaritch	4,058,000	29,293	1,423,316	5,510,609
Troy E. McHenry	2,329,000	62,946	1,085,867	3,477,813

[1] Mr. Anderson has been omitted from this table as his employment was terminated prior to December 31, 2017. Information regarding payments to Mr. Anderson in connection with his termination is included under "—Severance Arrangements."

[2] As described above under "—Severance Plans—Executive Change in Control Severance Plan" and as quantified in this column, the CIC Plan provides for a cash severance payment in the event of a qualifying termination of employment. Additionally, the CIC Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2017, would have resulted in the following awards: Mr. McKee, $2,118,000; Mr. Herzog, $1,683,000; Mr. Scott, $823,000; Mr. Klaritch, $1,058,000; and Mr. McHenry, $529,000.

[3] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his or her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for a period of three years for Messrs. McKee and Herzog and two years for each of the other listed NEOs.

[4] See footnote (4) to the preceding table under "—Severance Benefits" for the manner of calculating equity acceleration value. As to the RSUs awarded to all of the NEOs during 2017 reported in the Grants of Plan-Based Awards During 2017 table that are subject to both time-based and performance-based vesting requirements, the time-based vesting requirements would be waived but the awards would continue to be subject to the performance-based vesting requirements if the executive's employment had terminated under the circumstances described above. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels.

PAY RATIO

The following pay ratio and supporting information compares the annual total compensation of our CEO and the annual total compensation of our employees other than our CEO, as required by Section 953(b) of the Dodd-Frank Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2017, our last completed fiscal year:

- The annual total compensation of our median employee was $181,076; and
- The annual total compensation of our CEO, as reported in the Summary Compensation Table, was $7,311,000.

Based on the foregoing, the estimated ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was approximately 40:1. To determine the pay ratio, we took the steps outlined below.

We determined that as of December 31, 2017, our employee population (excluding our CEO) consisted of 200 individuals, all of whom were located in the United States. This population consists of our full-time and temporary employees, as well as independent contractors for whom we establish compensation. We did not have any seasonal employees. We excluded independent contractors whose compensation is determined by an unaffiliated third party.

To identify the median employee, we computed each employee's annual compensation consisting of annual base salary as well as all cash bonuses and equity grants, as applicable. For these purposes, we annualized the base salary and cash bonuses of employees who did not work for us for the entire year, other than temporary employees. We did not make any cost of living adjustments. Of the two employees straddling the median, we selected the employee with the lower annual compensation as our median employee.

Once we identified our median employee, we calculated that employee's annual total compensation for 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to our CEO, we used the amount reported as total compensation in the Summary Compensation table. Any adjustments, estimates and assumptions used to calculate our CEO's total annual compensation are described in the footnotes to the Summary Compensation Table.

This pay ratio is an estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options and the number of shares remaining available for future award grants as of December 31, 2017.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Vesting of RSUs	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,256,254[1]	32.68[2]	30,446,606[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**2,256,254**	**32.68**	**30,446,606**

[1] Of these shares, 1,118,011 were subject to outstanding stock options and 1,138,243 were subject to outstanding RSUs (including outstanding PSUs, which are presented at their target levels).

[2] This weighted average exercise price does not reflect the 1,138,243 shares that will be issued upon the vesting of outstanding RSUs.

[3] Of the aggregate number of shares that remained available for issuance as of December 31, 2017, all were available under the 2014 Plan. Subject to certain express limits of the 2014 Plan, shares available for award purposes under the 2014 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, RSUs and PSUs.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND MANAGEMENT

The following table sets forth certain information as of March 7, 2018 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of shares of our common stock by: (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each director and nominee for election as director, (iii) each of the NEOs and (iv) all current directors and executive officers as a group. This table is based on Company records and information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G, or an amendment thereto, filed with the SEC.

	Shares Beneficially Owned[1]		
Name of Beneficial Owner	Number of Shares	Number of Options/RSUs[2]	Percent of Class[3]
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates[4]	83,185,751	—	17.73%
100 Vanguard Boulevard			
Malvern, PA 19355			
BlackRock, Inc.[5]	48,168,073	—	10.30%
55 East 52nd Street			
New York, NY 10055			
State Street Corporation[6]	27,157,614	—	5.79%
State Street Financial Center			
One Lincoln Street			
Boston, MA 02111			
Directors			
Michael D. McKee[7]	191,749[8]	—	*
Thomas M. Herzog[9]	32,508[10]	—	*
Brian G. Cartwright	12,710	4,785	*
Christine N. Garvey	19,839[11]	4,785	*
David B. Henry	44,106	4,785	*
James P. Hoffmann	48,801	4,785	*
Peter L. Rhein	28,935[11]	4,785	*
Joseph P. Sullivan	71,052[12]	4,785	*
Named Executive Officers			
Peter A. Scott	6,938	—	*
Thomas M. Klaritch	156,839	207,581	*
Troy E. McHenry	21,053	21,924	*
Scott A. Anderson[13]	5,578	37,301	*
All current directors and executive officers as a group (13 persons)	**677,932**	**301,339**	*

* Less than 1%

[1] Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed.

[2] For the Independent Directors, consists of shares represented by unvested RSU awards that will vest within 60 days of March 7, 2018 and, for Ms. Garvey, Henry, Rhein and Sullivan, who are retirement eligible, includes additional shares represented by unvested RSU awards that will automatically vest upon a qualified retirement (as defined in the applicable award agreement). For executive officers, consists of shares issuable upon exercise of outstanding stock options that are currently vested.

[3] Unless otherwise indicated, based on 469,639,519 shares outstanding as of March 7, 2018. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (i) shares issuable within 60 days following March 7, 2018, upon exercise of outstanding stock options and (ii) shares represented by unvested RSUs that will vest within 60 days of March 7, 2018, or upon the individual's qualified retirement, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.

(4) Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2017, and was obtained from a Schedule 13G/A filed on February 9, 2018, with the SEC. According to the Schedule 13G/A, Vanguard has sole voting power over 1,196,043 shares, shared voting power over 668,362 shares, sole dispositive power over 81,878,786 shares and shared dispositive power over 1,306,965 shares of our common stock. The Schedule 13G/A states that Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., each a wholly-owned subsidiary of Vanguard, are the beneficial owners of 509,573 and 1,483,862 shares, respectively, as a result of serving as investment managers of collective trust accounts and of Australian investment offerings, respectively. The number of shares reported as beneficially owned by Vanguard in the Schedule 13G/A includes 31,574,247 shares, representing 6.73% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard REIT Index Fund ("Vanguard REIT Fund") separately reported as beneficially owned in a Schedule 13G/A filed on February 2, 2018, with the SEC. According to Vanguard REIT Fund's Schedule 13G/A, Vanguard REIT Fund has sole voting power over 31,574,247 shares and no dispositive power over any shares of our common stock.

(5) Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2017, and was obtained from a Schedule 13G/A filed on January 19, 2018 with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power over 43,770,970 shares and sole dispositive power over 48,168,073 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(6) Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2017, and was obtained from a Schedule 13G filed on February 14, 2018, with the SEC. According to the Schedule 13G, State Street has shared voting power and shared dispositive power over 27,157,614 shares of our common stock.

(7) Mr. McKee was also an NEO until his employment termination effective date of March 1, 2018.

(8) Consists of 22,700 shares held in family limited liability companies, with the remaining shares held in a family trust.

(9) Mr. Herzog is also an NEO.

(10) Includes 21,438 shares held in a family trust.

(11) Consists of shares held in a family trust.

(12) Includes 1,622 shares held in a family trust.

(13) Mr. Anderson's employment as Executive Vice President and Chief Accounting Officer terminated effective August 18, 2017. Beneficial ownership information is based on information contained in the last Form 4 filed by Mr. Anderson with the SEC prior to August 18, 2017, adjusted to give effect to subsequent transactions through March 7, 2018, of which we are aware.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial owners of more than 10% of our equity securities to file reports of initial ownership and reports of changes in ownership of our equity securities with the SEC. Based on a review of the reports furnished to us, as well as the written responses to annual directors' and officers' questionnaires, where applicable, we believe that during 2017 all reports they were required to file under Section 16(a) were timely filed.

ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING

VOTING AT THE ANNUAL MEETING

GENERAL INFORMATION

Stockholders of record of our common stock as of the close of business on March 7, 2018, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 469,639,519 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. To have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy.

VOTING OPTIONS AND BOARD RECOMMENDATIONS

01

Election of Directors

Our board believes that the six director nominees represent a breadth of qualifications, as well as diverse perspectives, to provide effective leadership, oversight and guidance.

Our Board recommends a vote **FOR** each director nominee

See page **13**

02

Ratification of Appointment of Independent Registered Public Accounting Firm

Deloitte has been appointed as our independent registered public accounting firm for 2018 to be ratified by our stockholders.

Our Board recommends a vote **FOR** this proposal

See page **31**

03

Approval, on an Advisory Basis, of 2017 Executive Compensation

Our executive compensation program links pay to performance and is designed to create greater alignment with the interests of our stockholders and promote the creation of long-term value.

Our Board recommends a vote **FOR** this proposal

See page **36**



VOTING VIA THE INTERNET, TELEPHONE OR MAIL

You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 8:59 p.m. Pacific Time (11:59 p.m. Eastern Time) on April 25, 2018, in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by us before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions to the bank, broker or other nominee who holds your shares by the deadline specified by such bank, broker or nominee.

VOTING IN PERSON

All stockholders of record may vote in person at the Annual Meeting by written ballot. However, if you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend. If you later attend the Annual Meeting and vote in person, your previously submitted proxy or voting instructions will not be used.

HOW YOUR SHARES WILL BE VOTED

Your shares will be voted as you specify in your proxy or voting instructions. Although our Board does not know of any business to be considered at the Annual Meeting other than the three proposals described in this proxy statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by our Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 2 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2018). If your broker exercises its discretion to vote on Proposal No. 2 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum but will not be counted as votes cast for purposes of determining the outcome of any proposal.

Broker non-votes on Proposal No. 1 (election of directors) and Proposal No. 3 (approval of 2017 executive compensation) will be counted as present and entitled to vote for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as votes cast for purposes of determining the outcome of such proposals.

REVOKING OR CHANGING YOUR VOTE

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary at our principal executive offices, by submitting a later-dated proxy via the Internet, by telephone or by mail by the applicable deadline provided under "Voting Via the Internet, Telephone or Mail," or by voting in person at the Annual Meeting. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to your bank, broker or nominee by the specified deadline or by attending the Annual Meeting and voting in person. You must obtain a "legal proxy" from your bank, broker or other nominee to give you the right to vote your street name shares at the Annual Meeting. Attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

INSPECTOR OF ELECTIONS

Votes cast by proxy or in person at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc., the appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots and certify the voting results.

PROXY SOLICITATION

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of HCP, without receiving any additional compensation, may solicit proxies personally or by telephone, email or other electronic means. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Georgeson, Inc. to assist in the solicitation of proxies for a fee of $10,000 plus reasonable out-of-pocket expenses. We may engage Georgeson for additional solicitation work and incur fees greater than $10,000, depending on a variety of factors, including preliminary voting results.

VOTING RESULTS

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

OTHER MATTERS

2019 STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

We expect to hold our 2019 annual meeting of stockholders on or about May 2, 2019.

PROPOSALS TO BE INCLUDED IN 2019 PROXY MATERIALS

Any stockholder that desires to have a proposal considered for presentation at the 2019 annual meeting of stockholders, and included in HCP's proxy materials used in connection with our 2019 annual meeting, must submit the proposal in writing to our Corporate Secretary so that it is received no later than November 16, 2018. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act.

PROXY ACCESS NOMINATIONS

Any stockholder (or group of no more than 25 stockholders) meeting the Company's continuous ownership requirements set forth in our Bylaws that wishes to nominate candidates for election to our Board for inclusion in our proxy materials for our 2019 annual meeting of stockholders must provide written notice to our Corporate Secretary no earlier than October 17, 2018, nor later than November 16, 2018. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 8 of Article II of our Bylaws.

NOMINATIONS OR PROPOSALS NOT INCLUDED IN 2019 PROXY MATERIALS

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2019 annual meeting but not have it included in our proxy materials for the 2019 annual meeting, we must receive notice of the proposal or director nomination no earlier than January 26, 2019, and no later than February 25, 2019. If we change the date of our 2019 annual meeting to a date that is before March 27, 2019, or after June 25, 2019, however, notice of any proposal or director nomination must instead be delivered not earlier than the ninetieth (90th) day and not later than the close of business on the later of the sixtieth (60th) day prior to our 2019 annual meeting, or the tenth (10th) day following the day on which we publicly announce the date of our 2019 annual meeting. If the notice is not received between these dates or does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2019 annual meeting.

Proposals, nominations and notices should be directed to the attention of the Corporate Secretary, HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

Stockholders may also recommend director candidates for our Board's consideration by following the procedures described under "Board of Directors and Corporate Governance–Proposal No. 1: Election of Directors—Director Selection—Stockholder Recommendations."

FORWARD-LOOKING STATEMENTS

Statements in this proxy statement that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things, statements in the sections titled "Letter from our Board of Directors" and "Company Highlights" regarding our business plans and strategies, the composition of our Board, the projected outcome of our compensation plans, performance and growth projections, our ability to generate long-term stockholder value and returns, future dividend payments, and statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, joint venture transactions, capital recycling and financing activities, and other transactions discussed in this proxy statement. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this proxy statement, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include those disclosed in our Securities and Exchange Act Commission filings, including those in the "Risk Factors" section of our Annual Report. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

DELIVERY OF PROXY MATERIALS

We may satisfy SEC rules regarding delivery of proxy materials, including our proxy statements and Annual Reports by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions in writing. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing paper copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of HCP stockholders by notifying Broadridge toll-free at 1-800-542-1061 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY, 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at *www.proxyvote.com*. If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

FINANCIAL STATEMENTS

Our Annual Report containing audited consolidated financial statements accompanies this proxy statement. Upon the written request of any person solicited hereby, we will provide a copy of our Annual Report to such person, without charge. Requests should be directed to our Corporate Secretary at HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

VOTE

We urge you to submit your proxy or voting instructions as soon as possible, whether or not you expect to attend the Annual Meeting and vote in person. If you attend the Annual Meeting and vote in person, your proxy will not be used.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President,
General Counsel and Corporate Secretary

Irvine, California
March 16, 2018

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CORPORATE HEADQUARTERS

1920 MAIN STREET, SUITE 1200
IRVINE, CA 92614

NASHVILLE OFFICE

3000 MERIDIAN BOULEVARD, SUITE 200
FRANKLIN, TN 37067

SAN FRANCISCO OFFICE

950 TOWER LANE, SUITE 1650
FOSTER CITY, CA 94404



MIX
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FSC®

The papers utilized in the production of this proxy statement are all certified for Forest Stewardship Council (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This proxy statement was printed in a facility that uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.